SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 27, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Companhia Paranaense de Energia

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20
State Registration 10146326-50
Publicly-Held Company - CVM 1431-1
www.copel.com copel@copel.com
Street José Izidoro Biazetto, 158, Block A, Mossunguê - Curitiba - PR
ZIP 81200-240

INTERIM FINANCIAL INFORMATION

March / 2022

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONTENTS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

INTERIM FINANCIAL INFORMATION

Statements of Financial Position

as of March 31, 2022, and December 31, 2021

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		03.31.2022	12.31.2021	03.31.2022	12.31.2021
CURRENT ASSETS					
Cash and cash equivalents	5	441,957	626,052	3,970,974	3,472,845
Bonds and securities	6	91	91	14,862	16,121
Collaterals and escrow accounts		-	-	167	182
Trade accounts receivable	7	-	-	4,462,212	4,433,193
Dividends receivable		1,562,757	1,558,212	69,113	68,162
Sectorial financial assets	8	-	-	648,561	383,740
Accounts receivable - concessions	9	-	-	6,022	5,121
Contract assets	10	-	-	165,499	148,488
Other current receivables	11	1,511	1,150	695,540	749,816
Inventories		-	-	211,997	197,779
Income tax and social contribution receivable		16,200	3,991	140,026	151,912
Other current recoverable taxes	12.2	-	-	1,498,886	1,508,864
Prepaid expenses	13	2,277	528	62,973	53,649
Receivable from related parties	14	102,515	5,374	-	-
		2,127,308	**2,195,398**	**11,946,622**	**11,189,872**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	367,911	344,937
Other temporary investments		24,735	19,985	24,735	19,985
Collaterals and escrow accounts		-	-	-	142,764
Trade accounts receivable	7	-	-	81,831	82,233
Judicial deposits	15	132,984	131,519	590,220	591,131
Sectorial financial assets	8	-	-	216,187	383,740
Accounts receivable - concessions	9	-	-	2,343,393	2,261,684
Contract assets	10	-	-	7,133,529	6,739,560
Other noncurrent receivables	11	7,658	7,658	829,409	916,606
Income tax and social contribution receivable		25,000	30,000	149,055	153,850
Deferred income tax and social contribution	12.1	179,943	165,484	1,002,027	963,259
Other noncurrent recoverable taxes	12.2	38,888	38,659	2,872,082	3,143,546
Prepaid expenses	13	-	-	27	27
Receivable from related parties	14	-	150,572	-	-
		409,208	**543,877**	**15,610,206**	**15,743,322**
Investments	16	**21,855,587**	**21,144,478**	**3,093,038**	**3,042,134**
Property, plant and equipment	17	**4,766**	**4,112**	**10,192,666**	**10,142,591**
Intangible assets	18	**3,897**	**3,473**	**9,241,688**	**9,215,560**
Right-of-use asset	27	**4,410**	**3,165**	**226,380**	**204,056**
		22,277,868	**21,699,105**	**38,363,978**	**38,347,663**
TOTAL ASSETS		**24,405,176**	**23,894,503**	**50,310,600**	**49,537,535**

The notes are an integral part of this interim financial information

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Financial Position

as of March 31, 2022, and December 31, 2021

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		03.31.2022	12.31.2021	03.31.2022	12.31.2021
CURRENT LIABILITIES					
Payroll, social charges and accruals	19	24,778	36,454	590,884	604,810
Accounts payable to related parties	14	850	2,292	-	-
Accounts payable to suppliers	20	5,059	3,353	2,098,905	2,585,735
Income tax and social contribution payable		-	1,813	106,146	63,946
Other taxes due	12.2	895	34,956	385,194	440,933
Loans and financing	21	640,199	321,157	873,669	579,770
Debentures	22	515,012	501,716	2,229,937	2,144,485
Dividend payable		264,128	260,995	338,460	330,947
Post-employment benefits	23	238	229	74,303	68,836
Sectorial charges payable	24	-	-	621,175	198,386
Research and development and Energy efficiency	25	-	-	284,021	292,495
Accounts payable related to concession	26	-	-	106,926	104,963
Sectorial financial liabilities	8	-	-	67,057	139,770
Lease liability	27	331	301	48,690	47,240
Other accounts payable	28	2,814	548	466,244	370,383
PIS and Cofins to be refunded to consumers	12.2.1	-	-	12,953	7,294
		1,454,304	**1,163,814**	**8,304,564**	**7,979,993**
NONCURRENT LIABILITIES					
Accounts payable to related parties	14	5,851	5,851	-	-
Accounts payable to suppliers	20	-	-	125,249	125,249
Deferred income tax and social contribution	12.1	-	-	1,417,209	1,364,828
Other taxes due	12.2	3,379	3,260	594,156	594,810
Loans and financing	21	-	468,970	2,666,173	3,098,674
Debentures	22	-	-	6,061,691	6,003,132
Post-employment benefits	23	14,283	13,922	1,237,254	1,226,338
Research and development and Energy efficiency	25	-	-	337,229	334,602
Accounts payable related to concession	26	-	-	840,376	798,996
Sectorial financial liabilities	8	-	-	161,912	153,409
Lease liability	27	4,197	2,957	186,781	165,494
Other accounts payable	28	63,969	50,943	558,150	599,909
PIS and Cofins to be refunded to consumers	12.2.1	-	-	3,372,676	3,319,501
Provisions for legal claims	29	357,828	347,762	1,606,043	1,597,365
		449,507	**893,665**	**19,164,899**	**19,382,307**
EQUITY					
Attributable to controlling shareholders					
Capital	30.1	10,800,000	10,800,000	10,800,000	10,800,000
Equity valuation adjustments	30.2	415,034	426,170	415,034	426,170
Legal reserve		1,457,087	1,457,087	1,457,087	1,457,087
Profit retention reserve		7,785,092	7,785,092	7,785,092	7,785,092
Additional dividends proposed from the non-capitalized earning reserve	30.4	1,368,675	1,368,675	1,368,675	1,368,675
Accumulated profit		675,477	-	675,477	-
		22,501,365	**21,837,024**	**22,501,365**	**21,837,024**
Attributable to non-controlling interests	16.2.2	-	-	**339,772**	**338,211**
		22,501,365	**21,837,024**	**22,841,137**	**22,175,235**
TOTAL LIABILITIES & EQUITY		**24,405,176**	**23,894,503**	**50,310,600**	**49,537,535**

The notes are an integral part of this interim financial information

Statements of Income

of the three-month periods ended March 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		03.31.2022	03.31.2021	03.31.2022	03.31.2021
CONTINUING OPERATIONS					
NET OPERATING REVENUE	31	-	-	**5,587,749**	**4,985,793**
Operating costs	32	-	-	**(4,178,804)**	**(3,723,177)**
GROSS OPERATING PROFIT		-	-	**1,408,945**	**1,262,616**
Other operational expenses / income					
Selling expenses	32	-	-	(66,890)	(49,450)
General and administrative expenses	32	(23,595)	(16,948)	(196,405)	(197,990)
Other operational income (expenses), net	32	(18,244)	(13,796)	(87,951)	(55,690)
Equity in earnings of investees	16	711,739	654,695	112,781	86,734
		669,900	**623,951**	**(238,465)**	**(216,396)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**669,900**	**623,951**	**1,170,480**	**1,046,220**
Financial results	33				
Financial income		17,082	124,295	259,875	268,329
Financial expenses		(37,100)	(12,014)	(473,102)	(287,461)
		(20,018)	**112,281**	**(213,227)**	**(19,132)**
OPERATING PROFIT		**649,882**	**736,232**	**957,253**	**1,027,088**
INCOME TAX AND SOCIAL CONTRIBUTION	12.3				
Current		-	-	(273,849)	(282,105)
Deferred		14,459	15,562	(13,613)	14,256
		14,459	**15,562**	**(287,462)**	**(267,849)**
NET INCOME FROM CONTINUING OPERATIONS		**664,341**	**751,794**	**669,791**	**759,239**
DISCONTINUED OPERATIONS					
Net income from discontinued operations	40	-	34,051	-	35,935
NET INCOME		**664,341**	**785,845**	**669,791**	**795,174**
Attributed to shareholders of the parent company arising from continuing operations		-	-	664,341	751,794
Attributed to shareholders of the parent company due to discontinued operations		-	-	-	34,051
Attributed to non-controlling shareholders resulting from continuing operations	16.2.2	-	-	5,450	9,329
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	30.3				
Common shares		0.22870	0.26239		
Class "A" Preferred shares		0.25158	0.28863		
Class "B" Preferred shares		0.25158	0.28863		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	30.3				
Common shares		0.22870	0.27427		
Class "A" Preferred shares		0.25158	0.30170		
Class "B" Preferred shares		0.25158	0.30170		

The notes are an integral part of this interim financial information

Statements of Comprehensive Income

of the three-month periods ended March 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		03.31.2022	03.31.2021	03.31.2022	03.31.2021
NET INCOME		**664,341**	**785,845**	**669,791**	**795,174**
Total other comprehensive income, net of taxes		**-**	**-**	**-**	**-**
TOTAL COMPREHENSIVE INCOME		**664,341**	**785,845**	**669,791**	**795,174**
Attributable to controlling shareholders - continuing operations				664,341	751,794
Attributable to controlling shareholders - discontinued operations				-	34,051
Attributed to non-controlling shareholders - continuing operations				5,450	9,329

The notes are an integral part of this interim financial information

Statements of Changes in Equity

for the quarter ended March 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional dividends proposed	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2022		10,800,000	633,789	(207,619)	1,457,087	7,785,092	1,368,675	-	21,837,024	338,211	22,175,235
Net income		-	-	-	-	-	-	664,341	664,341	5,450	669,791
Total comprehensive income		-	-	-	-	-	-	664,341	664,341	5,450	669,791
Realization - deemed cost, net of taxes	30.2	-	(11,136)	-	-	-	-	11,136	-	-	-
Interest on own capital	16.2.2	-	-	-	-	-	-	-	-	(3,889)	(3,889)
Balance as of March 31, 2022		10,800,000	622,653	(207,619)	1,457,087	7,785,092	1,368,675	675,477	22,501,365	339,772	22,841,137

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2021		10,800,000	680,364	(327,015)	1,209,458	6,088,855	1,507,449	-	19,959,111	291,407	20,250,518
Net Income		-	-	-	-	-	-	785,845	785,845	9,329	795,174
Total comprehensive income		-	-	-	-	-	-	785,845	785,845	9,329	795,174
Realization - deemed cost, net of taxes		-	(12,811)	-	-	-	-	12,811	-	-	-
Dividends		-	-	-	-	-	(1,507,449)	-	(1,507,449)	-	(1,507,449)
Balance as of March 31, 2021		10,800,000	667,553	(327,015)	1,209,458	6,088,855	-	798,656	19,237,507	300,736	19,538,243

The notes are an integral part of this interim financial information

COPEL Companhia Paranaense de Energia

PARANÁ GOVERNO DO ESTADO

Statements of Cash Flows

of the three-month periods ended March 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		03.31.2022	03.31.2021	03.31.2022	03.31.2021
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		664,341	751,794	669,791	759,239
Net income (loss) from discontinued operations		-	34,051	-	35,935
Net income		**664,341**	**785,845**	**669,791**	**795,174**
Adjustments to reconcile net income for the period with cash generation from operating activities:					
Unrealized monetary and exchange variation and debt charges - net		16,619	(99,496)	314,031	109,984
Interest - bonus from the grant of concession agreements under the quota system	9.3	-	-	(41,919)	(30,795)
Remuneration of transmission concession contracts	10.3	-	-	(267,530)	(198,289)
Recovery of PIS / Pasep and Cofins on ICMS	12.2.1	-	-	(8,331)	(3,400)
Income tax and social contribution	12.3	-	-	273,849	262,105
Deferred income tax and social contribution	12.3	(14,459)	(15,562)	13,613	(14,256)
Equity in earnings of investees	16.1	(710,607)	(654,695)	(112,781)	(86,734)
Appropriation of post-employment benefits obligations	23.4	1,877	1,431	66,524	60,206
Creation for research and development and energy efficiency programs	25.1	-	-	41,434	41,137
Recognition of fair value of assets related to concession compensation	31	-	-	(42,549)	(28,870)
Sectorial financial assets and liabilities result	31	-	-	(357,229)	(397,078)
Depreciation and amortization	32	601	547	320,378	256,976
Net operating estimated losses, provisions and reversals	32.4	22,928	11,653	115,948	65,962
Realization of added value in business combinations		-	-	(180)	(180)
Fair value in energy purchase and sale operations	31.1 and 32.1	-	-	21,834	(1,133)
Derivatives fair value	33	-	-	2,907	(3,899)
Loss on disposal of accounts receivable related to concession	9.1	-	-	16	85
Loss on disposal of contract assets	10.1	-	-	3,636	902
Loss on disposal of property, plant and equipment		-	-	405	2,610
Loss on disposal of intangible assets	18.1 and 18.4	-	-	12,943	8,258
Result of write-offs of use rights of assets and liabilities of leases - net	27.1 and 27.2	-	-	(23)	(10)
		(18,700)	**29,723**	**1,026,767**	**858,755**
Decrease (increase) in assets					
Trade accounts receivable		-	-	85,124	269,563
Dividends and interest on own capital received		14	285,013	4,127	341
CRC transferred to the Government of the State of Paraná		-	92,320	-	92,320
Judicial deposits		(212)	995	9,931	(2,419)
Sectorial financial assets	8	-	-	224,089	131,903
Other receivables		(361)	(254)	129,138	(29,112)
Inventories		-	-	(14,218)	3,774
Income tax and social contribution		(6,063)	18,808	(23,502)	(6,995)
Other current taxes recoverable		663	(358)	49,080	(111,465)
Prepaid expenses		(1,749)	150	(9,324)	4,713
Related parties		155,820	(15,914)	-	(1,059)
		148,112	**380,760**	**454,445**	**351,564**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		(11,676)	1,825	42,191	59,332
Related parties		(1,442)	(354)	-	-
Suppliers		1,706	1,950	(478,058)	(286,370)
Other taxes		(30,374)	(13,867)	196,852	(83,766)
Post-employment benefits	23.4	(1,507)	(1,287)	(50,141)	(48,406)
Sectorial charges due		-	-	422,769	(2,710)
Research and development and energy efficiency	25.1	-	-	(55,326)	(24,622)
Payable related to the concession	26.1	-	-	(26,846)	(21,667)
Other accounts payable		550	(320)	40,232	1,255
Provisions for legal claims	29.1	(10)	(27,219)	(65,962)	(57,232)
		(42,753)	**(39,272)**	**25,731**	**(464,186)**
CASH GENERATED BY OPERATING ACTIVITIES		**86,659**	**371,211**	**1,506,943**	**746,133**
Income tax and social contribution paid		(1,813)	-	(125,556)	(146,433)
Loans and financing - interest due and paid	21.3	(22,967)	(6,251)	(77,479)	(40,753)
Debentures - interest due and paid	22.2	(40)	(3,474)	(116,772)	(67,877)
Charges for lease liabilities paid	27.2	(80)	(13)	(4,653)	(753)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**61,759**	**361,473**	**1,183,483**	**490,317**
NET CASH GENERATED (USED) BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS		-	(34,051)	-	33,404
NET CASH GENERATED FROM OPERATING ACTIVITIES		**61,759**	**327,422**	**1,183,483**	**523,721**

(continued)

Statements of Cash Flows

of the three-month periods ended March 31, 2022, and 2021
All amounts expressed in thousands of Brazilian reais

	Note	Parent Company			
		03.31.2022	03.31.2021	03.31.2022	03.31.2021
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		(4,750)	1,847	116,514	(16,182)
Loans and financing granted to related parties		(100,000)	-	-	-
Receipt of loans and financing granted to related parties		-	6,500	-	-
Additions to contract assets		-	-	(534,968)	(339,305)
Additions in investments	16.1	(4,830)	(2,270)	(4,830)	(100)
Capital reduction of investees	16.1	-	53,000	61,536	-
Additions to property, plant and equipment		(789)	(173)	(170,806)	(51,628)
Additions to intangible assets	18.4	(509)	(281)	(1,567)	(2,023)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**(110,878)**	**58,623**	**(534,121)**	**(409,238)**
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS		-	-	-	(23,474)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		**(110,878)**	**58,623**	**(534,121)**	**(432,712)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained from third parties	21.3	-	-	55,788	-
Payments of principal - loans and financing	21.3	(134,894)	-	(189,291)	(53,319)
Payments of principal - debentures	22.2	-	(300,000)	(5,492)	(314,012)
Amortization of principal of lease liabilities	27.2	(76)	(67)	(12,232)	(12,676)
Dividends and interest on own capital paid		(6)	-	(6)	(4,489)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**(134,976)**	**(300,067)**	**(151,233)**	**(384,496)**
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS		-	-	-	(754)
NET CASH USED FROM FINANCING ACTIVITIES		**(134,976)**	**(300,067)**	**(151,233)**	**(385,250)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**(184,095)**	**85,978**	**498,129**	**(294,241)**
Cash and cash equivalents at the beginning of the period	5	626,052	42,700	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	5	441,957	128,678	3,970,974	2,924,126
Cash and cash equivalents variations from discontinued operations		-	-	-	4,401
CHANGE IN CASH AND CASH EQUIVALENTS		**(184,095)**	**85,978**	**498,129**	**(294,241)**

Notes are an integral part of these interim financial reporting

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Added Value

of the three-month periods ended March 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Income				
Sale of energy, services and other income	-	-	8,285,165	6,511,311
Construction income	-	-	523,815	448,148
Fair value of indemnifiable concession assets	-	-	42,549	28,870
Sectorial financial assets and liabilities result	-	-	357,229	397,078
Hydrological Risk Renegotiation - GSF	-	-	-	-
Other income	4,789	-	14,369	5,657
Expected credit losses	-	-	(51,437)	(41,891)
	4,789	**-**	**9,171,690**	**7,349,173**
(-) Supplies acquired from third parties				
Energy purchased for resale	-	-	2,128,950	1,875,648
Charges for use of the main transmission grid (-) ESS and ERR	-	-	469,483	461,781
Materials, supplies and third parties services	7,184	6,475	289,557	545,035
Natural gas and supplies for gas operations	-	-	240,358	121,128
Construction costs	-	-	460,483	407,687
Loss / Recovery of assets	-	17	30,144	18,486
Impairment	-	-	1,629	(1,394)
Other supplies	25,867	17,044	92,961	71,930
	33,051	**23,536**	**3,713,565**	**3,500,301**
(=) GROSS ADDED VALUE	**(28,262)**	**(23,536)**	**5,458,125**	**3,848,872**
(-) Depreciation and amortization	**601**	**547**	**320,378**	**256,976**
(=) NET ADDED VALUE	**(28,863)**	**(24,083)**	**5,137,747**	**3,591,896**
Equity in earnings of investees	711,739	654,695	112,781	86,734
Financial income	17,082	124,295	259,875	268,329
Other Income	182	4	82,871	52,404
	729,003	**778,994**	**455,527**	**407,467**
Added value from discontinued operations	-	**34,051**	-	**114,028**
	700,140	**788,962**	**5,593,274**	**4,113,391**

(continued)

Statements of Added Value

of the three-month periods ended March 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
	03.31.2022	%	03.31.2021	%	03.31.2022	%	03.31.2021	%
Personnel								
Salaries and management fees	7,643		2,472		201,515		196,077	
Private pension and health plans	1,759		707		68,085		61,838	
Meal and education allowance	645		402		25,723		25,754	
Social security charges - FGTS	494		144		13,674		13,316	
Voluntary retirement program	(2,087)		-		(7,880)		-	
Provisions for profit sharing	2,066		2,219		54,305		70,276	
	10,520	1.5	**5,944**	0.8	**355,422**	6.4	**367,261**	8.9
Government								
Federal								
Tax	(12,431)		(13,923)		700,400		578,085	
Sectorial charges	-		-		1,858,746		864,470	
State	7		10		1,526,186		1,134,296	
Municipal	881		2		4,779		5,513	
	(11,543)	(1.6)	**(13,911)**	(1.8)	**4,090,111**	73.1	**2,582,364**	62.8
Third Parties								
Interest	36,726		10,956		468,900		286,234	
Leasing and rent	96		128		8,816		4,234	
Donations, subsidies and contributions	-		-		234		31	
	36,822	5.3	**11,084**	1.4	**477,950**	8.5	**290,499**	7.1
Shareholders								
Accumulated profits	664,341		751,794		664,341		749,910	
Non controlling interests	-		-		5,450		9,329	
	664,341	94.8	**751,794**	95.3	**669,791**	12.0	**759,239**	18.5
Distributed added value from discontinued operations	-	-	**34,051**	4.3	-	-	**114,028**	2.7
	700,140	100.0	788,962	100.0	5,593,274	100.0	4,113,391	100.0

The notes are an integral part of this interim financial information

NOTES TO THE INTERIM FINANCIAL INFORMATION

As of March 31, 2022

All amounts expressed in thousands of Brazilian reais

1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel has participations in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy and natural gas.

1.1 Equity interests of Copel

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). There were no changes, acquisitions and disposals in relation to the equity interests of December 31, 2021.

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest %	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A.	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (a)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel

(a) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

1.1.2 Joint Ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 6 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I, Bandeirantes Solar II and Bandeirantes Solar III, in pre-operating stage.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4 Joint operations (consortiums)

Joint operations - Consortiums	Consortium members	Interest (%)
Consórcio Energético Cruzeiro do Sul (Note 17.3)	Copel GeT	51.0
	Eletrosul Centrais Elétricas S.A.	49.0
Consórcio Empreendedor Baixo Iguaçu (Note 17.3)	Copel GeT	30.0
	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.)	70.0
Consórcio Copel Energia a Gás Natural (a)	Copel	49.0
	Shell Brasil Petróleo Ltda.	51.0

a) Consórcio Copel Energia a Gás Natural

Created in July 2020 with the purpose of developing technical, economic-financial and socio-environmental feasibility studies of natural gas thermoelectric generation projects. The object planned for the consortium is under development.

2. Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara	70	05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1 Compagas

Compagas is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the validity of 30 years as of July 6, 1994.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession that occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagas filed a lawsuit, due to the unconstitutionality of the Law. Provisional protection was granted to Compagas recognizing the validity of the maturity clause provided for in the contract. On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, maintaining the expiration of the concession on July 6, 2024.

On July 23, 2021, the Secretary of Planning and Structuring Projects of the State of Paraná submitted for public consultation the State Plan for the Piped Gas Distribution Sector, covering the proposal to extend the concession of Compagas for 30 years, counted from July 6, 2024. The proposal includes the execution of a new concession agreement, with a change in the tariff structure of the price concession by cost to a ceiling tariff. On February 22, 2022, a Public Hearing was held via videoconference to obtain suggestions and contributions to the State Gas and Concession Extension Plan. The Final Report of the hearing had not been disclosed until the authorization for issuance of these interim financial statements.

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047
Generation Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Generation Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Generation Concession Contract 007/2013			
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS			
Generation Concession Contract 045/1999			
TPP Figueira (Note 35.2.6)		100	03.27.2019
HPP São Jorge (Note 35.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Generation Concession Contract 001/2020			
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista (Note 17.5.1)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 35.2.6)	Generation Concession Contract contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054

(a) Projects under construction. In April 2022, test operations began at Jandaíra III (Note 17.5.2).

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements				
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
Transmission line 230 kV Baixo Iguaçu - Realeza				
Transmission line 230 kV Curitiba Centro - Uberaba				
Substation Medianeira 230/138 kV				
Substation Curitiba Centro 230/138 kV				
Substation Andirá Leste 230/138 kV				
Concession agreement / authorization of the equity				
Costa Oeste Transmissora	**Contract 001/2012:**	100	01.12.2042	2022
	Transmission line 230 kV Cascavel Oeste - Umuarama			
	Substation Umuarama 230/138 kV			
Caiuá Transmissora	**Contract 007/2012:**	49	05.10.2042	2022
	Transmission line 230 kV Umuarama - Guaíra			
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte			
	Substation Santa Quitéria 230/138/13,8 kV			
	Substation Cascavel Norte 230/138/13,8 kV			
Marumbi Transmissora	**Contract 008/2012:**	100	05.10.2042	2022
	Transmission line 525 kV Curitiba - Curitiba Leste			
	Substation Curitiba Leste 525/230 kV			
Integração Maranhense	**Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2022
Matrinchã Transmissora	**Contract 012/2012:**	49	05.10.2042	2022
	Transmission line 500 kV Paranaíta - Cláudia			
	Transmission line 500 kV Cláudia - Paranatinga			
	Transmission line 500 kV Paranatinga - Ribeirãozinho			
	Substation Paranaíta 500 kV			
	Substation Cláudia 500 kV			
	Substation Paranatinga 500 kV			
Guaraciaba Transmissora	**Contract 013/2012:**	49	05.10.2042	2022
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte			
	Transmission line 500 kV Rio Verde Norte - Marimbondo II			
	Substation Marimbondo II 500 kV			
Paranaíba Transmissora	**Contract 007/2013:**	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas			
	Transmission line 500 kV Rio das Éguas - Luziânia			
	Transmission line 500 kV Luziânia - Pirapora 2			
Mata de Santa Genebra	**Contract 001/2014:**	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias			
	Transmission line 500 kV Araraquara 2 - Itatiba			
	Transmission line 500 kV Araraquara 2 - Fernão Dias			
	Substation Santa Bárbara D´Oeste 440 kV			
	Substation Itatiba 500 kV			
	Substation Fernão Dias 500/440 kV			
Cantareira Transmissora	**Contract 019/2014:** Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	**Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(a)

(a) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3. Basis of Preparation

These individual and consolidated interim financial information have been prepared in accordance with standard CPC 21 - Demonstração Intermediária, issued by the Brazilian Accounting Pronouncements Committee (CPC), and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Management declares that all relevant information from the individual and consolidated interim financial information are being evidenced and corresponds to that used in management.

The issuance of these consolidated interim financial information was approved by the Board of Directors on May 11, 2022.

3.1 Functional and presentation currency

The individual and consolidated interim financial information are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.2 Basis of measurement

The individual and consolidated interim financial information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.3 Use of estimates and judgments

In the preparation of these individual and consolidated interim financial information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis and these revisions are recognized prospectively.

Information about the use of estimates and judgment referring to the adoption of accounting policies which impact the amounts recognized in the interim financial information is the same as that disclosed in note 3.4 to the financial statements for the year ended December 31, 2021.

3.4 Management judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4. Significant Accounting Policies

The accounting policies of the Company are consistent with those presented in the financial statements for the year ended December 31, 2021.

4.1 Standards applicable to the Company effective January 1, 2022

As of January 1, 2022, the following changes are in effect, with no significant impact on the financial statements of the Company:

(i) CPC 25 / IAS 37: specification of costs to fulfill onerous contract;

(ii) CPC 27 / IAS 16: definitions of resources before their intended use;

(iii) CPC 15 / IFRS 3: update of the standard, in view of the changes in the Conceptual Framework;

(iv) Annual improvements to the 2018 - 2020 IFRS cycle: comprise amendments to CPC 37 / IFRS 1, CPC 48 / IFRS 9, IFRS 16/ CPC 06 e CPC 29 / IAS 41.

5. Cash and Cash Equivalents

	Parent Company		Consolidated	
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Cash and bank accounts	265	163	323,130	231,372
Financial investments with immediate liquidity	441,692	625,889	3,647,844	3,241,473
	441,957	**626,052**	**3,970,974**	**3,472,845**

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 78.0% and 101.5% of Interbank Deposit Certificate ("CDI").

6. Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 4 to 58 months from the end of the reporting period.

Category	Index	Parent Company 03.31.2022	Parent Company 12.31.2021	Consolidated 03.31.2022	Consolidated 12.31.2021
Units in Funds (a)	CDI	91	91	313,632	284,852
Bank Deposit Certificates - CDB	96% to 101% of CDI	-	-	54,370	61,635
National Treasury Bills - LTN	10.92% p.a.	-	-	14,571	14,571
		91	**91**	**382,573**	**361,058**
	Current	**91**	**91**	**14,662**	**16,121**
	Noncurrent	**-**	**-**	**367,911**	**344,937**

Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES.

7. Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 03.31.2022	Total 12.31.2021
Customers					
Residential	536,158	324,128	42,234	902,520	858,070
Industrial	230,639	28,306	58,329	317,274	329,910
Commercial	353,799	78,255	32,026	464,080	442,902
Rural	128,220	35,413	3,707	167,340	151,459
Public Entities	59,052	2,742	267	62,061	58,532
Public lighting	53,332	176	9	53,517	55,943
Public service	62,199	985	415	63,599	62,350
Unbilled - captives	874,109	-	-	874,109	948,418
Energy installments plan - captives (7.1)	269,586	36,416	68,913	374,915	343,667
Low income subsidy - Eletrobras	25,688	-	-	25,688	17,712
Free consumers	226,742	1,520	1,731	229,993	174,495
Other receivables	70,113	25,262	82,900	178,275	157,526
Bonus for voluntary consumption reduction (7.4)	(10,729)	-	-	(10,729)	(134,890)
	2,878,908	**533,203**	**290,531**	**3,702,642**	**3,466,094**
Concessionaires, Permission holder and Trading Companies					
Bilateral contracts	262,531	44	1,367	263,942	210,632
Regulated contracts	214,536	936	5,318	220,790	223,237
CCEE (7.2)	76,295	-	119,665	195,960	467,529
Energy suplies	**553,362**	**980**	**126,350**	**680,692**	**901,398**
Charges from using transmission grid	**343,867**	**2,442**	**13,425**	**359,734**	**362,070**
Gas distribution	**114,063**	**15**	**11,043**	**125,121**	**90,465**
Expected credit losses (7.3)	**(13,496)**	**(26,908)**	**(283,942)**	**(324,346)**	**(304,601)**
	3,876,704	**509,732**	**157,407**	**4,543,843**	**4,515,426**
Current				**4,462,212**	**4,433,193**
Noncurrent				**81,631**	**82,233**

7.1 Energy installments plan - captive customers

The trade accounts receivable renegotiated are discounted to present value as of March 31, 2022, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate of 1.13% p.m.

7.2 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by Electric Energy Commercialization Chamber - CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

Copel GeT filed an administrative request for the exclusion of liability at Aneel, which was denied, and subsequently, on December 18, 2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. The main action awaits its judgment on the merits.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3 Expected credit losses

Consolidated	Balance as of January 1, 2022	Additions / (Reversals)	Reversal of write offs	Balance as of March 31, 2022
Customers				
Residential	50,268	32,636	(21,723)	61,181
Industrial	42,431	11,799	(2,003)	52,227
Commercial	58,294	10,220	(4,857)	63,657
Rural	2,960	1,353	(754)	3,559
Public Entities	381	306	(23)	664
Public lighting	11	2	-	13
Public service	(27)	1,441	(34)	1,380
Unbilled	2,474	(703)	-	1,771
Adjustment to present value	(1,504)	(365)	-	(1,869)
	155,288	**56,689**	**(29,394)**	**182,583**
Concessionaires, Permission holder and Trading Companies				
CCEE (7.2)	119,665	-	-	119,665
Concessionaries and permission holder	19,763	(7,720)	11	12,054
	139,428	**(7,720)**	**11**	**131,719**
Gas distribution	**9,885**	**159**	-	**10,044**
	304,601	**49,128**	**(29,383)**	**324,346**

7.4 Incentive program for the voluntary reduction of electricity consumption

Due to the water scarcity scenario in the last years, the Federal Government proposed the creation of the Incentive Program for the Voluntary Reduction of Electricity Consumption, within the scope of the Chamber of Exceptional Rules for Hydroenergetic Management (CREG), with the purpose of encouraging consumers to reduce their energy consumption and thus avoid contracting more expensive plants.

To be entitled to the bonus, the consumer should reduce his electricity consumption in the months from September to December 2021, in such a way that the total consumptions in this period were at least 10% lower than the total consumptions for the same period of 2020. Consumers who reached the reduction target received a bonus of R$0.50 per kilowatt-hour (kWh) of the total energy saved from September to December 2021, compared to the same period of 2020, limited to 20% of the energy saved.

The program has been covered by the System Service Charges (ESS). The bonus credited to the invoices of eligible consumers in January, February and March 2022 is being reimbursed to distributors by CCEE. Considering that the value of the bonus is no longer a receivable from consumers and became a credit with the CCEE, the amount initially recorded in the Trade Accounts Receivable item was reclassified to the Other Receivables item (Note 11.1).

8. Net Sectorial Financial Assets and Liabilities

The balance consists of amounts approved by Aneel in the 2021 Tariff Adjustment and amounts that will be ratified in the next tariff events.

Consolidated	Balance as of	Operating revenues		Financial results	Tariff	Statement of Financial Position	Balance as of
	January 1, 2022	Constitution	Amortization	Updating	flags	Constitution	March 31, 2022
Portion A							
Electricity purchased for resale - Itaipu	1,286,966	58,078	(167,873)	26,918	-	-	1,204,089
Electricity purchased for resale - CVA Energ	(475,842)	(204,935)	66,521	(5,085)	40,107	-	(579,234)
Transport of energy using the transmission system - basic grid	180,521	(27,509)	(81,787)	4,176	-	-	75,401
Transport of energy purchased from Itaipu	14,018	(5,770)	(8,439)	341	-	-	150
ESS	531,280	313,164	(12,914)	12,558	(259,483)	-	584,605
CDE	(18,786)	209,501	(19,890)	2,456	-	-	173,281
Proinfa	10,501	38,212	(5,669)	1,037	-	-	44,081
Other financial components							
Refunds of Pis and Cofins (Note 12.2.1)	(337,350)	-	175,500	-	-	-	(161,850)
Neutrality	81,177	(14,980)	(17,569)	1,171	-	-	49,799
Offset of CCEAR bilateral contracts	(184)	-	96	-	-	-	(88)
Hydrological risk	(604,152)	(154,066)	123,125	(11,537)	-	-	(646,630)
Tariff refunds	(198,997)	(27,050)	28,673	(4,085)	-	-	(201,459)
Overcontracting	(78,596)	22,076	(24,173)	(2,989)	-	-	(83,682)
Itaipu Bonus	(26,451)	25,743	-	(476)	-	(4,713)	(5,897)
Others	110,196	57,156	12,008	3,853	-	-	183,213
	474,301	**289,620**	**67,609**	**28,338**	**(219,376)**	**(4,713)**	**635,779**
Current assets	**383,740**						**648,561**
Noncurrent assets	**383,740**						**216,187**
Current liabilities	**(139,770)**						**(67,057)**
Noncurrent liabilities	**(153,409)**						**(161,912)**

9. Accounts Receivables - Concessions

Consolidated	03.31.2022	12.31.2021
Power distribution service concession (9.1)	1,238,639	1,200,708
Piped gas distribution service concession (9.2)	253,356	233,026
Bonus from the grant of concession agreements under the quota system (9.3)	753,312	730,851
Generation concession agreements (9.4)	104,108	102,220
	2,349,415	**2,266,805**
Current	**6,022**	**5,121**
Noncurrent	**2,343,393**	**2,261,684**

9.1 Power distribution service concession

Balance as of January 1, 2022	**1,200,708**
Transfers from contract assets (Note 10.1)	9,477
Fair value recognition	28,470
Loss on disposal	(16)
Balance as of March 31, 2022	**1,238,639**

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

9.2 Piped gas distribution service concession

Balance as of January 1, 2022	**233,026**
Transfers from contract assets (Note 10.2)	607
Transfers to intangible assets (Note 18.3)	5,644
Fair value recognition	14,079
Balance as of March 31, 2022	**253,356**

9.3 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2022	**730,851**
Transfers to electricity grid use charges - customers	(19,458)
Interest (Note 31.1)	41,919
Balance as of March 31, 2022	**753,312**

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$574,827, as per Aneel Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the unconditional right of Copel GeT to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

9.4 Power generation concession contract

Balance as of January 1, 2022	**102,220**
Remeasurement	1,888
Balance as of March 31, 2022	**104,108**

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession.

Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets, Management expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by Aneel.

Copel GeT timely manifested to Aneel its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to Aneel occurred on December 17, 2015.

10. Contract assets

Consolidated	03.31.2022	12.31.2021
Power distribution service concession (10.1)	2,058,379	1,798,195
Piped gas distribution service concession (10.2)	24,902	29,815
Power transmission concession (10.3)	5,215,737	5,060,038
	7,299,018	**6,888,048**
Current	**165,489**	**148,488**
Noncurrent	**7,133,529**	**6,739,560**

10.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2022	**1,851,866**	**(53,671)**	**1,798,195**
Acquisitions	530,443	-	530,443
Customers contributions	-	(44,002)	(44,002)
Provision for legal claims added to the cost of the works	(419)	-	(419)
Transfers to intangible assets (Note 18.1)	(245,492)	32,767	(212,725)
Transfers to accounts receivable - concessions (Note 9.1)	(13,781)	4,304	(9,477)
Loss on disposal	(3,636)	-	(3,636)
Balance as of March 31, 2022	**2,118,981**	**(60,602)**	**2,058,379**

10.2 Piped gas distribution service concession contract

Balance as of January 1, 2022	**29,815**
Acquisitions	2,033
Transfers to intangible assets (Note 18.3)	(6,339)
Transfers to accounts receivable - concessions (Note 9.2)	(607)
Balance as of March 31, 2022	**24,902**

10.3 Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2022	**3,632,386**	**1,427,652**	**5,060,038**
Realization of gains/losses in business combinations	180	-	180
Transfers to electricity grid use charges - customers	(96,064)	(47,147)	(143,211)
Transfers to property, plant and equipment	(368)	-	(368)
Transfers from litigations	(1,767)	-	(1,767)
Remuneration	180,441	76,743	257,184
Construction revenue	33,335	-	33,335
Construction income	550	-	550
Gain from efficiency (10.3.1)	9,796	-	9,796
Balance as of March 31, 2022	**3,758,489**	**1,457,248**	**5,215,737**

10.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed.

10.3.2 Assumptions adopted for the calculation of contract assets

	03.31.2022		12.31.2021	
	Concession assets	RBSE assets	Concession assets	RBSE assets
Construction income	1.65%	N/A	1.65%	N/A
Operating and maintenance margin	1.65%	N/A	1.65%	N/A
Remuneration rate (a)	9.57% p.a.	9.47% p.a.	9.56% p.a.	9.54% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA (b)	IPCA
Annual RAP, according to Homologatory Resolution	456,499	192,288	456,499	192,288

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

11. Other Receivables

	Parent Company		Consolidated	
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Fair value in the purchase and sale of power (Note 35.2.12)	-	-	849,501	855,775
Services in progress (a)	7,658	7,658	320,018	319,179
CDE Transfer (11.2)	-	-	82,474	68,999
Credits on purchases of gas (11.1)	-	-	63,825	73,229
Disposals and decommissioning in progress	-	-	35,864	42,509
Advance payments to employees	978	645	33,182	20,141
Reimbursement of coal consumption values by CDE	-	-	42,121	33,107
Advance payments to suppliers (b)	-	-	16,692	15,528
Bonus for voluntary consumption reduction (Note 7.4)	-	-	2,917	134,892
Derivatives fair value - forward contract	-	-	-	2,907
Other receivables	533	505	78,355	100,156
	9,169	**8,808**	**1,524,949**	**1,666,422**
Current	**1,511**	**1,150**	**695,540**	**749,816**
Noncurrent	**7,658**	**7,658**	**829,409**	**916,606**

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

11.1 Credits on purchases of gas - Compagas

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagas has the right to use and offset this gas within a period of up to one year after the expiration of the contract. According to the contractual provisions and consumption perspectives, Compagas estimates to fully offset the contracted volumes until 2023. Contracts with Petrobras provide for the right to assign this asset. The Company carried out a review of the estimated recoverable value of the ship or pay credit to be offset and recorded impairment, as shown in NE nº 32.4.

11.2 CDE Transfer

Values of the Energy Development Account - CDE to be transferred to the Company, to cover the tariff discounts on the tariffs, defined in Law 10,438/2002 and Decree 7,891/2013. The amount transferred for the period from June 2020 to May 2021, in accordance with Aneel Resolution 2,704/2020, was R$47,005 per month, changed to R$47,661 per month from June 2021, through Aneel Resolution No. 2,886/2021 of June 22, 2021, which approved the result of the last Annual Tariff Adjustment of Copel DIS.

12. Taxes

12.1 Deferred income tax and social contribution

Parent Company	Balance as of January 1, 2022	Recognized in income	Balance as of March 31, 2022
Noncurrent assets			
Tax losses and negative tax basis	-	15,360	15,360
Provisions for legal claims	119,434	3,426	122,860
Expected credit losses	49,443	-	49,443
Voluntary retirement program	5,140	(3,613)	1,527
Amortization - concession	4,851	95	4,946
Post-employment benefits	4,808	129	4,937
Others	8,536	862	9,398
	192,212	**16,259**	**208,471**
(-) Noncurrent liabilities			
Escrow deposits monetary variation	22,989	425	23,414
Transaction cost on borrowings and debentures	796	(240)	556
Financial instruments	2,943	1,615	4,558
	26,728	**1,800**	**28,528**
Net	**165,484**	**14,459**	**179,943**

Consolidated	Balance as of January 1, 2022	Recognized in income	Balance as of March 31, 2022
Noncurrent assets			
Provisions for legal claims	504,461	(188)	504,273
Post-employment benefits	429,260	5,611	434,871
Impairment of assets	302,397	(2,215)	300,182
Tax losses and negative tax basis	123,010	23,516	146,526
Research and development and energy efficiency programs	138,849	2,541	141,390
Provisons for performance and profit sharing	114,593	17,554	132,147
Expected credit losses	98,712	7,333	106,045
Social security contributions - injunction on judicial deposit	74,743	1,803	76,546
Amortization - concession	52,429	1,305	53,734
Concession contracts	19,769	(267)	19,502
Voluntary retirement program	24,308	(15,667)	8,641
Others	158,086	89	158,175
	2,040,617	**41,415**	**2,082,032**
(-) Noncurrent liabilities			
Concession contracts	1,803,098	71,897	1,874,995
Deemed cost of property, plant and equipment	326,497	(5,737)	320,760
Accelerated depreciation	102,324	6,592	108,916
Derivative financial instruments	105,504	(7,424)	98,080
Escrow deposits monetary variation	65,119	(347)	64,772
Transaction cost on borrowings and debentures	28,036	(2,089)	25,947
Others	11,608	(7,864)	3,744
	2,442,186	**55,028**	**2,497,214**
Net	**(401,569)**	**(13,613)**	**(415,182)**
Assets presented in the Statement of Financial Position	963,259		1,002,027
Liabilities presented in the Statement of Financial Position	(1,364,828)		(1,417,209)

12.1.1 Projection for realization of deferred income tax and social contribution:

	Parent Company		Consolidated	
	Assets	Liabilities	Assets	Liabilities
2022	27,233	(1,064)	371,561	(156,043)
2023	8,298	(1,129)	167,300	(266,247)
2024	7,831	(937)	143,643	(283,778)
2025	7,830	(937)	112,606	(200,117)
2026	7,831	(937)	102,844	(172,517)
2027 to 2029	23,026	(2,810)	229,288	(435,060)
2030 to 2031	126,422	(20,714)	954,790	(983,452)
	208,471	**(28,528)**	**2,082,032**	**(2,497,214)**

12.1.2 Unrecognized tax credits

As of March 31, 2022, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$79,333 (R$68,826, as of December 31, 2021) for not having, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

12.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Current assets				
Recoverable ICMS (VAT)	-	-	121,689	111,101
Recoverable PIS/Pasep and Cofins taxes (a)	-	-	1,376,354	1,396,645
Other recoverable taxes	-	-	843	1,118
	-	-	**1,498,886**	**1,508,864**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	155,410	141,951
Recoverable PIS/Pasep and Cofins taxes (a)	38,888	38,659	2,682,638	2,967,756
Other recoverable taxes	-	-	34,034	33,839
	38,888	**38,659**	**2,872,082**	**3,143,546**
Current liabilities				
ICMS (VAT) payable	-	-	274,146	290,627
PIS/Pasep and Cofins payable	661	34,726	39,202	42,340
IRRF on interest on capital	-	-	-	33,592
Special Tax Regularization Program - Pert	-	-	53,137	52,168
Other taxes	234	230	18,709	22,206
	895	**34,956**	**385,194**	**440,933**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	3,379	3,260	225,484	220,108
Special Tax Regularization Program - Pert	-	-	363,103	369,526
Other taxes	-	-	5,569	5,176
	3,379	**3,260**	**594,156**	**594,810**

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 12.2.1)

12.2.1 PIS and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts collected more than due for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable ruling.

Considering the final and unappealable ruling, with a favorable decision for the Company, the entry of economic benefits became practically certain and, therefore, the asset became realizable. In view of these, Copel DIS recognized the updated tax credit in assets, which will be recovered using the following expedients: by offsetting against taxes payable within the 5-year statute of limitations period, and, if necessary, by receiving securities issued in connection with Federal Government debts ("precatórios").

Additionally, with the assistance of the opinion of its legal counsel, the Company concluded to record the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits, which began in June 2021 with authorizations from the Brazilian Federal Revenue Office of the credit originating from Cofins. The PIS credit is currently in the qualification process, under analysis by the Brazilian Federal Revenue Office.

On February 09, 2021, Aneel opened a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 29.2. The proposal of Aneel is that the amounts to be returned to each Tariff Cycle (credits with the Brazilian Federal Revenue Office, plus any judicial deposits already received by the concessionaire/permissionaire) will be deducted from the electricity bill, through its apportionment by the set of consumers, with shares being defined for each of them at each billing cycle, so that their participation in monthly billing is taken into account, there was also no manifestation by Aneel regarding the statute of limitations for returning the credit to the consumer. To date, Aneel has not published the results of the public consultation.

Also, on February 09, 2021, Aneel published Aneel Dispatch No. 361, establishing that, in exceptional situations, in which there is a possibility of a significant tariff increase, prior to the Ratifying Resolution No. 005/2021, part of the PIS and Cofins credits, limited to 20% (twenty percent) of the total involved in lawsuits filed by distributors.

Considering Aneel Dispatch nº 361/2021, in tariffs readjusted as of June 24, 2021, by means of Ratifying Resolution No. 2,886, R$702,000 were used as a financial item, reducing consumer tariffs in the next twelve months. However, in the tariff process, the Company expressed the right to claim, if necessary, future tariff adjustments to equalize any financial differences observed between the amounts considered herein and the amounts effectively recovered from tax credits, as well as other rights it deems necessary.

On May 13, 2021, the Supreme Court concluded the judgment of the opposing motion for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting it in the following terms: (i) relating to the ICMS excluded from the calculation basis of PIS/Cofins contributions, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment is delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of the Company, maintaining the treatment and amounts recorded.

The following tables shows the impacts of these records on balance sheet and statement of income of the Company:

	03.31.2022	12.31.2021
Tax credit - principal	2,764,121	2,949,943
Tax credit - monetary update	1,322,600	1,405,322
Effect on assets	**4,086,721**	**4,355,265**
Pis/Pasep and Cofins to be refunded to consumers	(3,964,232)	(3,905,398)
(-) Transfer to sectorial financial liabilities	578,603	578,603
Effect on liabilities	**(3,385,629)**	**(3,326,795)**
EFFECT ON STATEMENT OF FINANCIAL POSITION	**701,092**	**1,028,470**

	03.31.2022	03.31.2021
Financial income, net of pis and cofins	8,331	3,400
Income tax and social contribution	(2,833)	(1,156)
EFFECT ON THE INCOME STATEMENT	**5,498**	**2,244**

12.2.2 PIS and Cofins credit on ICMS – Compagas

The balance contains the record resulting from the final and unappealable decision of the lawsuit records in which Compagas discussed the exclusion of ICMS from the PIS and Cofins calculation basis. Due to the favorable ruling, Compagas recorded, on September 2019, the credit right of R$107,453. Part of these credits has already been recovered, so that the adjusted balance at updated balance, on March 31, 2022, is R$75,318 (R$75,192, as of December 31, 2021).

12.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated	
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Income before IRPJ and CSLL	**649,882**	**736,232**	**957,253**	**1,027,088**
IRPJ and CSLL (34%)	**(220,960)**	**(250,319)**	**(325,466)**	**(349,210)**
Tax effects on:				
Equity in income	235,603	220,463	38,346	29,490
Interest on own capital	-	45,625	1,323	45,625
Dividends	60	-	60	-
Non deductible expenses	(244)	(207)	(5,573)	(6,974)
Tax incentives	-	-	3,662	3,023
Unrecognized income and social contribution tax loss carry-forwards	-	-	(10,727)	(3,135)
Difference between the calculation bases of deemed profit and taxable profit	-	-	10,060	11,557
Others	-	-	853	1,775
Current IRPJ and CSLL	-	-	**(273,849)**	**(282,105)**
Deferred IRPJ and CSLL	**14,459**	**15,562**	**(13,613)**	**14,256**
Effective rate - %	-2.2%	-2.1%	30.0%	26.1%

13. Prepaid Expenses

Consolidated	03.31.2022	12.31.2021
Program for incentive to alternative energy sources - Proinfa	37,762	35,837
Insurance premiums	25,137	17,692
Others	101	147
	63,000	**53,676**
Current	**62,973**	**53,649**
Noncurrent	**27**	**27**

14. Receivables from Related Parties

	Parent Company	
	03.31.2022	12.31.2021
Current assets		
Subsidiaries		
Structure sharing (14.1)	126	5,374
Copel DIS - loan (14.2)	102,389	-
Nocurrent assets		
Subsidiaries		
Copel DIS - STN (a)	-	150,572
Current liabilities		
Subsidiaries		
Structure sharing (14.1)	850	2,292
Current liabilities		
Subsidiaries		
Elejor advance	5,851	5,851

(a) Balance related to financing with the National Treasury Department (STN) settled on March 10,2022.

14.1 Structure sharing

Balances refer mainly to personnel and management expense sharing agreements entered into between Copel and its direct and indirect subsidiaries.

14.2 Mutual Agreement - Copel DIS

On November 18, 2021, a loan agreement was signed between Copel and Copel DIS, with approval of limits plus IOF (tax on financial transactions) and interest (DI + 1.75 % p.a.), in order to provide funds to finance the activities and businesses of the Company. The agreement is effective for 12 months and the amount of financial income for the period ended March 31, 2022, was R$2,147.

15. Judicial Deposits

	Parent Company		Consolidated	
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Taxes claims (15.1)	**129,121**	**127,797**	**415,142**	**405,739**
Labor claims	**487**	**495**	**114,411**	**106,376**
Civil claims				
Civil claims	-	-	40,245	53,438
Easements	-	-	12,855	18,407
Customers	-	-	4,112	3,867
	-	-	**57,212**	**75,712**
Others	**3,376**	**3,227**	**3,455**	**3,304**
	132,984	**131,519**	**590,220**	**591,131**

15.1 Tax judicial deposits

Of the Consolidated balance on March 31, 2022, R$223,848 (R$218,143 on December 31, 2021) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other tax obligations (Note 12.2).

16. Investments

16.1 Changes in investments

Parent Company	Balance as of January 1, 2020	Equity	Investment/ AFAC	Amorti- zation	Dividends and JSCP	Balance as of March 31, 2022
Subsidiaries						
Copel GeT	12,662,224	466,650	-	-	-	13,128,874
Copel DIS	7,558,556	228,037	-	-	-	7,786,593
Copel SER	-	-	-	-	-	-
Copel Energia	389,863	4,642	-	-	-	394,505
UEG Araucária (16.2)	109,737	(1,711)	-	-	-	108,026
Compagás (16.2)	259,031	13,897	-	-	(4,048)	268,880
Elejor (16.2)	-	-	-	-	-	-
Elejor - concession rights	10,744	-	-	(188)	-	10,556
	20,990,155	**711,515**	-	**(188)**	**(4,048)**	**21,697,434**
Joint Ventures						-
Voltalia São Miguel do Gostoso I (16.3)	108,990	(2,609)	4,830	-	-	111,211
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	(92)	-	9,212
Solar Paraná	7,035	64	-	-	-	7,099
	125,329	**(2,545)**	**4,830**	**(92)**	-	**127,522**
Associates						
Dona Francisca Energética (16.4)	27,057	1,639	-	-	-	28,696
Other	1,937	(2)	-	-	-	1,935
	28,994	**1,637**	-	-	-	**30,631**
	21,144,478	**710,607**	**4,830**	**(280)**	**(4,048)**	**21,855,587**

Consolidated	Balance as of January 1, 2020	Equity	Investment/ AFAC	Amorti- zation	Dividends and JSCP	Balance as of March 31, 2022
Joint Ventures (16.3)						
Voltalia São Miguel do Gostoso I	108,990	(2,609)	4,830	-	-	111,211
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	(92)	-	9,212
Caiuá	106,977	4,480	-	-	-	111,457
Integração Maranhense	166,563	7,060	-	-	-	173,623
Matrinchã	811,771	28,601	-	-	(964)	839,408
Guaraciaba	407,615	13,338	-	-	-	420,953
Paranaíba	226,923	12,205	-	-	-	239,128
Mata de Santa Genebra	710,989	23,572	-	-	-	673,025
Cantareira	437,330	19,837	-	-	-	457,167
Solar Paraná	7,035	64	-	-	-	7,099
	2,993,497	**106,548**	**4,830**	**(92)**	**(964)**	**3,042,283**
Associates						
Dona Francisca Energética (16.4)	27,057	1,639	-	-	-	28,696
Foz do Chopim Energética (16.4)	19,102	4,596	-	-	(4,114)	19,584
Other	1,937	(2)	-	-	-	1,935
	48,096	**6,233**	**-**	**-**	**(4,114)**	**50,215**
Investment property	**541**	-	-	**(1)**	-	**540**
	3,042,134	**112,781**	**4,830**	**(93)**	**(5,078)**	**3,093,038**

AFAC - Advance for future capital increase

JSCP - Interest on own capital

16.2 Subsidiaries with non-controlling interests

16.2.1 Summarized financial information

Balance as of March 31, 2022	Compagás	Elejor	UEG Araucária
ASSETS	**905,479**	**833,761**	**624,323**
Current assets	441,779	178,871	270,723
Noncurrent assets	463,700	654,890	353,600
LIABILITIES	**905,479**	**833,761**	**624,323**
Current liabilities	266,851	108,352	77,217
Noncurrent liabilities	111,416	787,414	14,959
Equity	527,212	(62,005)	532,147
STATEMENT OF INCOME			
Net operating revenue	253,647	54,867	98,032
Operating costs and expenses	(219,506)	(22,280)	(109,889)
Financial results	3,068	(64,528)	4,367
Income tax and social contribution	(9,960)	10,881	(940)
Net income (loss)	**27,249**	**(21,060)**	**(8,430)**
Other comprehensive income	-	-	-
Total comprehensive income	**27,249**	**(21,060)**	**(8,430)**
STATEMENTS OF CASH FLOWS			
Cash flows from operating activities	54,104	11,392	24,055
Cash flows from investing activities	(2,035)	(7,079)	(98,321)
Cash flows from financing activities	(864)	-	(33)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**51,205**	**4,313**	**(74,299)**
Cash and cash equivalents at the beginning of the year	210,641	148,031	298,572
Cash and cash equivalents at the end of the year	261,846	152,344	224,273
CHANGE IN CASH AND CASH EQUIVALENTS	**51,205**	**4,313**	**(74,299)**

The loss recorded at Elejor is due to the monetary update on Accounts payable related to concession, which increased significantly as a result of the IGPM increase (Note 26).

16.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18,8%	Consolidated
Balance as of January 1, 2022	**248,869**	**(12,285)**	**101,627**	**338,211**
Net income (loss)	13,353	(6,318)	(1,585)	5,450
Dividends	(3,889)	-	-	(3,889)
Balance as of March 31, 2022	**258,333**	**(18,603)**	**100,042**	**339,772**

16.3 Summarized information on the main joint ventures

Balance as of March 31, 2022	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**229,207**	**296,847**	**543,365**	**2,693,287**	**1,452,206**	**1,883,651**	**3,197,232**	**1,776,378**
Current assets	**13,749**	**34,271**	**79,836**	**381,022**	**197,527**	**200,382**	**475,725**	**205,483**
Cash and cash equivalents	13,701	8,781	20,812	103,202	72,186	37,487	150,524	56,482
Other current assets	48	25,490	59,024	277,820	125,341	162,895	325,201	149,001
Noncurrent assets	**215,458**	**262,576**	**463,529**	**2,312,265**	**1,254,679**	**1,683,269**	**2,721,507**	**1,570,895**
LIABILITIES	**229,207**	**296,847**	**543,365**	**2,693,287**	**1,452,206**	**1,883,651**	**3,197,232**	**1,776,378**
Current liabilities	**2,249**	**15,472**	**58,302**	**135,956**	**102,146**	**85,787**	**124,839**	**74,510**
Financial liabilities	-	7,393	13,177	62,345	37,309	52,540	74,269	27,193
Other current liabilities	2,249	8,079	45,125	73,611	64,837	33,247	50,570	47,317
Noncurrent liabilities	-	**53,912**	**130,730**	**844,251**	**490,971**	**821,833**	**1,729,028**	**768,875**
Financial liabilities	-	33,797	49,419	679,996	425,637	508,311	1,677,237	445,899
Other noncurrent liabilities	-	20,115	81,311	164,255	65,334	313,522	51,791	322,976
Equity	**226,958**	**227,463**	**354,333**	**1,713,080**	**859,089**	**976,031**	**1,343,365**	**932,993**
STATEMENT OF INCOME								
Net operating revenue	-	13,240	22,421	113,104	61,429	86,730	153,860	73,831
Operating costs and expenses	(13)	(953)	(1,153)	(8,874)	(9,139)	(4,364)	(15,681)	(1,519)
Financial results	188	(522)	(739)	(21,218)	(10,905)	(12,468)	(66,741)	(10,879)
Equity in income of subsidiaries	(6,410)	-	-	-	-	-	-	-
Income tax and social contribution	(36)	(2,622)	(6,120)	(24,643)	(14,165)	(20,083)	(24,389)	(20,948)
Net income (loss)	**(6,271)**	**9,143**	**14,409**	**58,369**	**27,220**	**49,815**	**47,049**	**40,485**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**(6,271)**	**9,143**	**14,409**	**58,369**	**27,220**	**49,815**	**47,049**	**40,485**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	111,211	111,457	173,623	839,408	420,953	239,128	673,025	457,167

On March 31, 2022, the interest of Copel in the commitments assumed by its joint ventures is equivalent to R$12,991 and in contingent liabilities classified as a possible loss is R$242,470 (R$250,262 on December 31, 2021), of which the amount of R$187,272 (R$187,243 on December 31, 2021) refers to the Mata de Santa Genebra.

16.4 Summarized information of the main associates

Balance as of March 31, 2022	Dona Francisca	Foz do Chopim
ASSETS	**185,925**	**57,788**
Current assets	21,179	15,548
Noncurrent assets	164,746	42,240
LIABILITIES	**185,925**	**57,788**
Current liabilities	19,447	3,035
Noncurrent liabilities	41,860	-
Equity	124,618	54,753
STATEMENT OF INCOME		
Net operating revenue	16,477	18,329
Operating costs and expenses	(7,394)	(5,043)
Financial income (expense)	(1,324)	214
Income tax and social contribution	(640)	(653)
Net income	**7,119**	**12,847**
Other comprehensive income	-	-
Total comprehensive income	**7,119**	**12,847**
Investment interest - %	23.03	35.77
Investment book value	28,696	19,584

As of March 31, 2022, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,435 (R$2,166 as of December 31, 2021).

17. Property, Plant and Equipment

17.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	03.31.2022	Cost	Accumulated depreciation	12.31.2021
In service						
Reservoirs, dams and aqueducts	8,195,043	(4,817,455)	3,377,588	8,161,702	(4,776,639)	3,385,063
Machinery and equipment	8,414,970	(2,921,626)	5,493,344	8,409,689	(2,840,114)	5,569,575
Buildings	1,993,562	(1,134,534)	859,028	1,993,695	(1,125,862)	867,833
Land	508,164	(51,558)	456,606	508,164	(49,046)	459,118
Vehicles and aircraft	34,052	(32,859)	1,193	33,871	(32,756)	1,115
Furniture and fixtures	16,564	(11,101)	5,463	16,400	(10,966)	5,434
(-) Impairment (17.4)	(710,509)	-	(710,509)	(710,509)	-	(710,509)
(-) Special Obligations	(792)	320	(472)	(792)	290	(502)
	18,451,054	**(8,968,813)**	**9,482,241**	**18,412,220**	**(8,835,093)**	**9,577,127**
In progress						
Cost	897,807	-	897,807	752,846	-	752,846
(-) Impairment (17.4)	(187,382)	-	(187,382)	(187,382)	-	(187,382)
	710,425	-	**710,425**	**565,464**	-	**565,464**
	19,161,479	**(8,968,813)**	**10,192,666**	**18,977,684**	**(8,835,093)**	**10,142,591**

17.2 Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2020	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of March 31, 2022
In service						
Reservoirs, dams and aqueducts	3,385,063	-	(40,817)	-	33,342	3,377,588
Machinery and equipment	5,569,575	-	(81,678)	(3)	5,450	5,493,344
Buildings	867,833	-	(8,943)	(306)	444	859,028
Land	459,118	-	(2,511)	(1)	-	456,606
Vehicles and aircraft	1,115	-	(103)	-	181	1,193
Furniture and fixtures	5,434	-	(138)	-	167	5,463
(-) Impairment (17.4)	(710,509)	-	-	-	-	(710,509)
(-) Special Obligations	(502)	-	30	-	-	(472)
	9,577,127	-	**(134,160)**	**(310)**	**39,584**	**9,482,241**
In progress						
Cost	752,846	184,272	-	(95)	(39,216)	897,807
(-) Impairment (17.4)	(187,382)	-	-	-	-	(187,382)
	565,464	**184,272**	-	**(95)**	**(39,216)**	**710,425**
	10,142,591	**184,272**	**(134,160)**	**(405)**	**368**	**10,192,666**

17.3 Joint operations - consortiums

The amounts recorded in the fixed assets are proportional to Copel GeT participation in the assets of the plants, as stated below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	03.31.2022	12.31.2021
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,926	859,926
(-) Accumulated depreciation		3.30	(270,037)	(263,792)
In progress			36,633	20,527
			626,522	**616,661**
HPP Baixo Iguaçu	**30.0**			
In service			692,395	692,395
(-) Accumulated depreciation		3.29	(70,193)	(64,519)
In progress			57,332	56,027
			679,534	**683,903**
			1,306,056	**1,300,564**

17.4 Impairment of generation segment assets

The projects with impairment balances recorded on March 31, 2022, are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,489,381	(281,954)	(639,529)	1,567,898
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,033,033	(115,462)	(243,483)	674,088
	3,537,293	**(397,416)**	**(897,891)**	**2,241,986**

(a) Project under development

There was no change in Impairment in the first quarter of 2022. In 2021, the reversal of impairment in the total amount of R$147,938 was recorded, mainly resulting from the revision of assumptions of UEG Araucária due to the increase in demand at the plant as a result of unfavorable hydrological conditions, as detailed in Note 18.4 of the financial statements as of December 31, 2021.

17.5 New plants under construction

17.5.1 SHPP Bela Vista

With estimated investment of R$224,673, this small hydroelectric power plant (SHPP), with installed capacity of 29.81 MW and physical guarantee of 18.61 MW average, was built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the Paraná State.

The participation in the A-6 auction held on August 31, 2018, led to sale of 14.4 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, with the entry into commercial operation of the first and second and third generation units on June 12, 2021, July 10, 2021, and August 15, 2021, respectively. The entry into commercial operation of the fourth unit is scheduled to take place by June 2022.

17.5.2 Jandaíra Wind Complex

With estimated investment of R$411,610 this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW average, is being built in the municipalities of Pedra Preta and Jandaíra, in the Rio Grande do Norte State.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW average in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System - SIN.

With all the necessary licenses in place, civil works began in the first week of January 2021. On April 11, 2022, 5 generating units totaling 17.3 MW of installed capacity started testing operations. The commercial operation of the project is expected to take place by July 2022 on a phased basis, by wind turbine.

18. Intangible assets

Consolidated	03.31.2022	12.31.2021
Concession agreement - distribution of electricity (18.1)	6,694,067	6,596,184
Generation concession agreements/ authorization (18.2)	2,411,129	2,473,858
Concession agreement - piped gas distribution (18.3)	87,155	96,145
Others (18.4)	49,337	49,373
	9,241,688	**9,215,560**

Management did not identify evidence that would justify the need to recognize impairment of intangible assets.

18.1 Power distribution service concession

Consolidated	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2022	**9,330,317**	**(2,734,133)**	**6,596,184**
Transfers from contract assets (Note 10.1)	245,492	(32,767)	212,725
Amortization quotas - concession (a)	(137,413)	37,601	(99,812)
Amortization quotas - PIS/Pasep and Cofins credits	(2,638)	-	(2,638)
Loss on disposal	(12,392)	-	(12,392)
Balance as of March 31, 2022	**9,423,366**	**(2,729,299)**	**6,694,067**

(a) Amortization during the concession period after the transfer to intangible assets in service of useful liFe of the assets, whichever the lower.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

18.2 Generation concession agreements

Consolidated	Concession contract (a)	Concession and authorization rights/ goodwill	Total
Balance as of January 1, 2022	**1,759,286**	**714,572**	**2,473,858**
Amortization quotas - concession and authorization (b)	(58,982)	(3,747)	(62,729)
Balance as of March 31, 2022	**1,700,304**	**710,825**	**2,411,129**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

18.3 Piped gas distribution service concession

Balance as of January 1, 2022	**96,145**
Transfers from contract assets (Note 10.2)	6,339
Transfers from accounts receivable - concessions (Note 9.2)	(5,644)
Amortization quotas - concession	(9,685)
Balance as of March 31, 2022	**87,155**

The publication of Complementary Law 205/2017 brought a new interpretation regarding the expiration date of the Compagas concession, which generated a practice adjustment between the accounting records at Compagas, which maintained the expiration date provided for in the concession agreement as a basis, in 2024, and at Copel, which now considers the expiration date provided for by law, in 2019, as the basis for accounting. As of Complementary Law 227/2020, which determined that the expiration date should be in 2024, the difference generated by the practice adjustment made since December 2017 is recorded in intangible assets and will be amortized until the end of the concession.

18.4 Other intangible assets

Consolidated	in service	in progress	Total
Balance as of January 1, 2022	**22,242**	**27,131**	**49,373**
Acquisitions	-	1,567	1,567
Transfers from property, plant and equipment	381	(381)	-
Capitalizations for intangible in service	556	(556)	-
Amortization quotas (a)	(1,052)	-	(1,052)
Loss on disposal	-	(551)	(551)
Balance as of March 31, 2022	**22,127**	**27,210**	**49,337**

(a) Annual amortization rate: 20%.

19. Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Social security liabilities				
Taxes and social contribution	1,024	2,214	31,921	46,245
Social security charges on paid vacation and 13th salary	882	1,413	18,009	17,792
	1,906	**3,627**	**49,930**	**64,037**
Labor liabilities				
Payroll, net	-	-	56	-
Vacation and 13th salary	2,861	4,656	101,291	107,471
Provisons for performance and profit sharing	16,488	14,455	416,395	364,701
Voluntary dismissal program	3,520	13,716	23,193	68,601
Other liabilities	3	-	19	-
	22,872	**32,827**	**540,954**	**540,773**
	24,778	**36,454**	**590,884**	**604,810**

20. Accounts Payable to Suppliers

Consolidated	03.31.2022	12.31.2021
Energy supplies	1,116,294	1,303,386
Materials and supplies	669,082	770,629
Natural gas for resale	95,937	60,121
Charges for use of grid system	342,841	576,848
	2,224,154	**2,710,984**
Current	**2,098,905**	**2,585,735**
Noncurrent	**125,249**	**125,249**

21. Loans and Financing

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	03.31.2022	12.31.2021
FOREIGN CURRENCY												
National Treasury Department (STN - *Secretaria do Tesouro Nacional*)												
Par Bond (a)	Copel	Debt negotiation	Guarantees deposited	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	-	89,058
Discount Bond (a)				05.20.1998	1	04.11.2024	Half-yearly	1% + 0.20%	1% + 0.20%	12,082	-	61,514
Total foreign currency											-	**150,572**
LOCAL CURRENCY												
Banco do Brasil												
CCB 306.401.381 (b)	Copel HOL	Working capital.	Credit assignment	07.21.2015	2	03.25.2023	Quarterly	135.00% of DI	145.46% of DI	640,005	641,518	641,207
											641,518	**641,207**
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos*.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	9,101	9,580
											9,101	**9,580**
Banco do Nordeste do Brasil												
35202166127989	Jandaíra I	Implementation of Jandaíra Wind Complex	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA [1]	3.0107% + IPCA	21,687	14,579	7,312
35202164527986	Jandaíra II			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA [1] and 2.7086% + IPCA [1]	3.0107% + IPCA	56,421	35,381	18,424
35202162927987	Jandaíra III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA [1]	3.0107% + IPCA	65,158	33,834	21,645
35202160027984	Jandaíra IV			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA [1] and 2.7086% + IPCA [1]	3.0107% + IPCA	65,421	41,892	22,058
35201915725525	Potiguar B141	Implementation of Vilas Wind Complex	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	93,684	94,781
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,213	93,711	94,809
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	93,359	94,453
35201910625534	Ventos de Vila Paraíba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	94,982	96,237
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865%	IPCA + 1.4865%	163,886	180,978	176,324
											682,400	**626,043**
Banco do Brasil - BNDES Transfer												
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	69,177	72,109
											69,177	**72,109**

(a) On March 10, 2022, the debt was redeemed in advance, net of the collateral and escrow deposits.
(b) Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.
(1) - IPCA used in the calculation of interest and not in the update of the principal.

(continued)

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	03.31.2022	12.31.2021
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	69,177	72,109
1120952.1	Copel GeT	Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	13,605	14,431
1220768.1	Copel GeT	Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	35,403	36,593
13211061	Copel GeT	Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	663,417	680,413
13210331	Copel GeT	Implementation of Cerquilho III substation.	Assignment of receivables	12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	8,434	8,758
15206041	Copel GeT	Implementation of transmission line Assis - Paraguaçu Paulista II.	Assignment of receivables	12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	17,625	18,151
15205921	Copel GeT	Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.	Assignment of receivables	12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	10,488	10,822
18205101	Copel GeT	Implementation of Baixo Iguaçu HPP.	Assignment of receivables	11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	168,347	171,447
19207901- A+B+E+F+G+H	Copel GeT	Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.	Assignment of receivables	06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	188,048	185,532
19207901- C+D+I+J	Copel GeT	Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.	Assignment of receivables	06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	164,977	162,773
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	17,636	19,595
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	36,811	37,771
14.2.1272.1	Santa Helena	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	39,941	40,983
11211521	GE Farol	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	32,608	33,570
11211531	GE Boa Vista	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	24,107	24,818
11211541	GE S.B. do Norte	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	54,672	56,287
11211551	GE Olho D'Água	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	58,389	60,113
18204611	Cutia	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	557,895	563,569
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	14,366	14,898
13212221 - B	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	1,197	1,396
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.	Assignment of receivables; 100% of pledged shares.	07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	18,805	19,444
14205851 - B	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.	Assignment of receivables; 100% of pledged shares.	07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	4,718	5,285
											2,200,888	**2,238,758**
Total local currency											**3,602,862**	**3,587,897**
										Gross debt	**3,602,862**	**3,738,269**
										(-) Transaction cost	**(63,020)**	**(59,825)**
										Net debt	**3,539,842**	**3,678,444**
										Current	**873,669**	**579,770**
										Noncurrent	**2,666,173**	**3,098,674**

DI - Interbank Deposit Rate

IPCA - Inflation Index

21.1 Breakdown of loans and financing by currency and index

Consolidated		03.31.2022	%	12.31.2021	%
Foreign currency - change in currencies in the period (%)					
U.S. Dollar	(14.91)	-	-	150,572	4.09
		-	-	**150,572**	**4.09**
Local currency - indexes at period end (%)					
TJLP	6.08	1,873,940	52.94	1,916,561	52.11
CDI	11.65	640,199	18.09	639,555	17.39
TR	0.00	-	-	-	-
IPCA	3.20	993,051	28.05	935,900	25.44
Without indexer (annual fixed rate)	-	32,652	0.92	35,856	0.97
		3,539,842	**100.00**	**3,527,872**	**95.91**
		3,539,842	**100.00**	**3,678,444**	**100.00**

21.2 Maturity of noncurrent installments

			Consolidated
03.31.2022	Gross debt	(-) Transaction cost	Net debt
2023	174,568	(3,502)	171,066
2024	226,423	(4,045)	222,378
2025	223,285	(4,041)	219,244
2026	224,206	(4,044)	220,162
2027	225,823	(4,045)	221,778
After 2027	1,649,701	(38,156)	1,611,545
	2,724,006	**(57,833)**	**2,666,173**

21.3 Changes in loans and financing

Parent Company	Foreign currency	Local currency	Total
Balance as of January 1, 2022	**150,572**	**639,555**	**790,127**
Charges	953	21,358	22,311
Monetary and exchange variations	(14,378)	-	(14,378)
Amortization - principal	(134,894)	-	(134,894)
Payment - charges	(2,253)	(20,714)	(22,967)
Balance as of March 31, 2022	-	**640,199**	**640,199**

Consolidated	Foreign currency	Local currency	Total
Balance as of January 1, 2022	**150,572**	**3,527,872**	**3,678,444**
Funding	-	55,788	55,788
Charges	953	77,629	78,582
Monetary and exchange variations	(14,378)	8,176	(6,202)
Amortization - principal	(134,894)	(54,397)	(189,291)
Payment - charges	(2,253)	(75,226)	(77,479)
Balance as of March 31, 2022	-	**3,539,842**	**3,539,842**

21.4 Covenants

The Company and its subsidiaries signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company interest in the capital stock of the subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2021, all financial indicators measured annually have been fully met. As of March 31, 2022, all other ratios and covenants have been fully met. The financial covenants contained in the agreements are presented below:

Company	Contract	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1.3
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D´Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

22. Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	03.31.2022	12.31.2021
	8th	(a)	Payment of the 6th issue of debentures and working capital increase	Personal guarantee	06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	515,320	502,400
	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	350,178	339,767
	4th	(a)	Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.	Personal guarantee	07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	682,300	690,311
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.	Personal guarantee	09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	286,765	284,483
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.	Personal guarantee	07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	817,751	825,358
	6th (2nd serie)	(c)	Reimbursement of expenses related to the Colider HPP and Baixo Iguaçu HPP projects	Personal guarantee	07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	241,507	237,650
	7th (1st serie)	(c)	Reinforcement of the issuer's working capital; amortization and/or reimbursement of cash of the principal portion of the 3rd and 4th issue of debentures.	Personal guarantee	10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,180,027	1,148,216
	7th (2nd serie)	(c)	Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Gov. Bento Munhoz da Rocha Netto HPP; Implementation of the Assets of Lot "E", from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.	Personal guarantee	10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138%	IPCA + 6.1033%	366,637	389,866	374,658
	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	262,633	254,824
	4th	(a)	Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.	Personal guarantee	09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	667,754	684,185
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.	Personal guarantee	11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	606,060	584,489
	5th (2nd serie)	(c)	Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.	Personal guarantee	11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	182,126	177,187
	6th (1st serie)	(c)	Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the issuer's following issues: 3rd, 4th and 5th issue.	Personal guarantee	06.16.2021	2	06.15.2026	Half-yearly	CDI + spread 1.95%	CDI + 2.02%	1,000,000	1,034,374	1,005,102
	6th (2nd serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.	Personal guarantee	06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	546,011	529,366
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	97,917	100,240
Brisa Potiguar	2nd (2nd serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	131,921	131,630
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	386,109	370,903
											Gross debt	8,378,819	8,240,769
											(-) Transaction cost	(86,991)	(93,152)
											Net debt	8,291,828	8,147,617
											Current	2,229,937	2,144,485
											Noncurrent	6,061,891	6,003,132

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476.
Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.

(e) Simple registered debentures, single series, with private issue and exclusive placement by BNDESPAR. Guarantor: Compagás. Trustee: BNDES Participações S.A. BNDESPAR.

(f) Simple and registered debentures, with a single series, in private issue, with public distribution of restricted efforts. Guarantor: Compagás. Trustee: Simplific Pavarini DTVM Ltda.

22.1 Maturity of noncurrent installments

			Consolidated
03.31.2022	Gross debt	(-) Transaction cost	Net debt
2023	1,180,756	(11,741)	1,169,015
2024	517,457	(11,296)	506,161
2025	1,631,372	(9,610)	1,621,762
2026	1,331,136	(7,473)	1,323,663
2027	260,115	(6,328)	253,787
After 2027	1,206,141	(18,838)	1,187,303
	6,126,977	**(65,286)**	**6,061,691**

22.2 Changes in debentures

	Parent Company	Consolidated
Balance as of January 1, 2022	**501,716**	**8,147,617**
Charges and monetary variations	13,336	265,275
Amortization - principal	-	(5,492)
Payment - charges	(40)	(115,772)
Balance as of March 31, 2022	**515,012**	**8,291,628**

22.3 Covenants

Copel issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of December 31, 2021, all financial indicators measured annually have been fully met. As of March 31, 2022, all other ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented as follows:

Company	Contract	Annual financial ratio	Limit
Copel	8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
Copel GeT	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures		
Copel DIS	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures		
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

23. Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

23.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

23.2 Healthcare Plan

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

23.3 Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	Parent Company		Consolidated	
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Pension plans	3	12	692	965
Healthcare plans	14,518	14,139	1,310,865	1,294,209
	14,521	**14,151**	**1,311,557**	**1,295,174**
Current	**238**	**229**	**74,303**	**68,836**
Noncurrent	**14,283**	**13,922**	**1,237,254**	**1,226,338**

Amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated	
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Employees				
Pension plans	662	135	14,509	14,506
Healthcare plan - post employment	438	211	35,074	29,128
Healthcare plan - active employees	477	263	18,170	17,842
	1,577	**609**	**67,753**	**61,476**
Management				
Pension plans	165	84	295	329
Healthcare plan	17	14	37	33
	182	**98**	**332**	**362**
	1,759	**707**	**68,085**	**61,838**

23.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2022	**14,151**	**1,295,174**
Appropriation of actuarial calculation	438	35,074
Appropriation of pension and healthcare contributions	1,439	31,450
Amortizations	(1,507)	(50,141)
Balance as of March 31, 2022	**14,521**	**1,311,557**

24. Sectorial Charges Payable

Consolidated	03.31.2022	12.31.2021
Energy Development Account - CDE	39,287	41,786
Global Reversal Reserve - RGR	7,962	8,834
Tariff flags (Note nº 31.3.2)	573,926	147,766
	621,175	**198,386**

25. Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

Provisional Measure No. 998/2020, converted into Law No. 14,120/2021, amends Law No. 9,991/2000 and provides for the allocation of unused resources from Research and Development (R&D) and Energy Efficiency (EEP) to the Energy Development Account (CDE), aiming at low tariffs until 2025, as a measure to mitigate the economic impacts arising from the Covid-19 pandemic. Aneel Order No. 904/2021 determined the payments to CDE from April 2021.

The recorded balances of Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below:

Consolidated	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of 03.31.2022	Balance as of 12.31.2021
Research and Development - R&D					
FNDCT	-	6,596	-	6,596	7,584
MME	-	3,300	-	3,300	3,790
R&D	182,857	1,335	80,235	264,427	286,029
	182,857	**11,231**	**80,235**	**274,323**	**297,403**
Energy efficiency program - EEP					
Procel	-	24,078	-	24,078	19,883
EEP	105,875	2,342	214,632	322,849	309,811
	105,875	**26,420**	**214,632**	**346,927**	**329,694**
	288,732	**37,651**	**294,867**	**621,250**	**627,097**
			Current	**284,021**	**292,495**
			Noncurrent	**337,229**	**334,602**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

25.1 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2022	**7,584**	**3,790**	**286,029**	**19,883**	**309,811**	**627,097**
Additions	10,342	5,171	10,342	2,984	11,940	40,779
Performance agreement	-	-	-	-	655	655
Interest rate (Note 34)	-	-	1,842	1,211	4,992	8,045
Payments	(11,330)	(5,661)	(3,878)	-	(3,814)	(24,683)
Concluded projects	-	-	(29,908)	-	(735)	(30,643)
Balance as of March 31, 2022	**6,596**	**3,300**	**264,427**	**24,078**	**322,849**	**621,250**

26. Accounts Payable Related to Concessions

Consolidated	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	03.31.2022	12.31.2021
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	20,874	20,495
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	27,900	27,376
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	8,768	8,595
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,758	2,894
HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	887,002	844,599
							947,302	**903,959**
						Current	**106,926**	**104,963**
						Noncurrent	**840,376**	**798,996**

Discount rate applied to calculate present value

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

Payment to the federal government

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

26.1 Changes in accounts payable related to concessions

Balance as of January 1, 2022	**903,959**
Adjustment to present value	41,179
Monetary variations	29,010
Payments	(26,846)
Balance as of March 31, 2022	**947,302**

27. Right-of-use asset and lease liability

27.1 Right-of-use asset

Consolidated	Balance as of January 1, 2020	Additions	Remeasurement adjustment	Amorti-zation	Loss on disposal	Balance as of March 31, 2022
Real estate	120,929	12,953	400	(2,489)	(247)	131,546
Vehicles	67,833	22,231	235	(8,939)	-	81,360
Equipment	15,294	-	-	(1,820)	-	13,474
	204,056	**35,184**	**635**	**(13,248)**	**(247)**	**226,380**

27.2 Lease liability

27.2.1 Changes in lease liability

	Parent Company	Consolidated
Balance as of January 1, 2022	**3,258**	**212,734**
Additions	1,346	35,184
Remeasurement adjustment	-	635
Charges	80	4,073
Amortization - principal	(76)	(12,232)
Payment - charges	(80)	(4,653)
Loss on disposal	-	(270)
Balance as of March 31, 2022	**4,528**	**235,471**
Current	331	48,690
Noncurrent	4,197	186,781

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 12.03% p.a.

27.2.2 Maturity of noncurrent installments

2023	33,256
2024	36,348
2025	20,452
2026	20,580
2027	8,881
After 2027	165,228
Undiscounted amounts	**284,745**
Embedded interest	(97,964)
Lease liabilities balance	**186,781**

27.2.3 Potential right to PIS/Cofins recoverable

The table below shows the potential right to PIS/Cofins recoverable for PIS/Cofins computed in lease consideration payable in the foreseen periods.

Cash Flows	Nominal value	Present value
Lease consideration	391,173	235,471
Potencial Pis/Cofins	**28,611**	**17,991**

27.3 Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) IFRS 16 and the amount that would be recorded considering forecast inflation:

Consolidated	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	235,471	274,952	16.77%
Right to use assets	226,380	257,307	13.66%
Financial expense	4,237	5,377	26.91%
Amortization expense	13,248	14,612	10.30%

27.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 32.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	03.31.2022
Commitments from leases and rents	12,053	49,368	269,026	330,447

27.5 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 03.31.2022
Facilities sharing	1,031	4,122	16,289	21,442

28. Other Accounts Payable

Consolidated	03.31.2022	12.31.2021
Fair value in the purchase and sale of power (Note 35.2.12)	561,028	545,468
Generation deviation - wind projects (Note 35.2.11)	124,754	108,031
Public lighting rate collected	49,938	32,895
Investment acquisition	46,361	46,361
Pledges in guarantee	43,443	35,285
Payments/returns to consumers	41,526	45,579
Obligations to customers in gas sales operations (a)	40,014	35,130
Aneel Order No. 084/2017 provision	35,374	34,113
Financial offset for the use of water resources	12,511	12,066
Other liabilities	69,445	75,364
	1,024,394	**970,292**
Current	**466,244**	**370,383**
Noncurrent	**558,150**	**599,909**

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

29. Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the legal counsel of the Company, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11 to the financial statements as of December 31, 2021, are met.

The Company Management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

29.1 Change in provision for legal claims

Parent company	Balance as of January 1, 2020	Additions	Income Reversals	Settlements	Balance as of March 31, 2022
Tax					
Cofins	110,059	2,682	-	-	112,741
Others	34,149	368	-	-	34,517
	144,208	**3,050**	-	-	**147,258**
Labor	**2,437**	**46**	-	**(10)**	**2,473**
Employee benefits	**587**	-	**(31)**	-	**556**
Civil	**175,356**	**7,011**	-	-	**182,367**
Regulatory	**25,174**	-	-	-	**25,174**
	347,762	**10,107**	**(31)**	**(10)**	**357,828**

Consolidated	Balances as of January 1, 2020	Income: Provision for litigations Additions	Income: Provision for litigations Reversals	Income: Construction cost Additions	Additions (Reversals) to assets	Settlements	Transfers/ Others	Balances as of March 31, 2022
Tax								
Cofins	110,059	2,682	-	-	-	-	-	112,741
Others	71,056	3,428	-	-	-	(271)	-	74,213
	181,115	**6,110**	-	-	-	**(271)**	-	**186,954**
Labors	**569,756**	**23,412**	**(2,647)**	-	-	**(32,227)**	**1,633**	**559,927**
Employee benefits	**37,148**	**8,492**	**(31)**	-	-	-	-	**45,609**
Civil								
Civil and administrative claims	433,437	43,587	(15,501)	-	-	(19,188)	57	442,392
Easements	138,069	487	-	3,136	(2,366)	963	-	140,289
Expropriations and property	125,028	157	-	3,943	2,180	(2)	-	131,306
Customers	3,755	1,553	(115)	-	-	(1,485)	-	3,708
Environmental	5,902	12	(55)	-	-	-	-	5,859
	706,191	**45,796**	**(15,671)**	**7,079**	**(186)**	**(19,712)**	**57**	**723,554**
Regulatory	**103,155**	**596**	-	-	-	**(13,752)**	-	**89,999**
	1,597,365	**84,406**	**(18,349)**	**7,079**	**(186)**	**(65,962)**	**1,690**	**1,606,043**

29.2 Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Tax									
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	112,741	110,059	8,239	7,914	112,741	110,059	8,239	7,914
INSS	Tax requirements related to the social security contribution.	30,059	29,813	110,860	107,840	30,059	29,813	110,860	107,840
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	-	-	46,047	45,602	1,758	1,721	78,004	77,058
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	-	-	-	-	-	-	67,250	43,346
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	-	-	-	-	-	-	123,383	118,981
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	-	-	169	170	86,376	83,536
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	4,458	4,336	6,531	6,404	42,227	39,352	98,234	122,314
		147,258	**144,208**	**171,677**	**167,760**	**186,954**	**181,115**	**572,346**	**560,989**
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	**2,473**	**2,437**	**2,971**	**3,606**	**559,927**	**569,756**	**272,688**	**275,230**
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	**556**	**587**	-	-	**45,609**	**37,148**	**5,468**	**3,524**
Regulatory									
Aneel Order nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	25,174	25,174	-	-	82,670	82,670	-	-
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	-	-	-	-	1,100,209	1,066,486
Colíder exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	-	-	-	-	304,839	295,931
Other	Aneel's notifications about possible breaches of regulatory standards	-	-	-	-	7,329	20,485	38,350	38,099
		25,174	**25,174**	-	-	**89,999**	**103,155**	**1,443,398**	**1,400,516**

(to be continued)

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Civil									
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	-	-	-	-	79,092	79,092	68,104	68,104
Arbitration	Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.	170,381	165,158	691,912	670,704	170,381	165,158	691,912	670,704
PIS / COFINS credit on ICMS	Referring to estimated contingent liability, as per Management's judgment and the opinion of its legal counsel, regarding the adventitious filing of claims by consumers in connection with the recognized tax credit, as detailed in Note 13.2.1, referring to the period infringing the tax neutrality rule, between the 11th and the 16th years, of a total of 16 years considered in the action. On February 9, 2021, Aneel opened Public Consultation 005/2021 in order to improve the proposal to return these tax credits to consumers. Aneel's technical areas prepared a technical note to the Public Consultation, delimiting its scope to the economic-financial analysis, but without discussing the legal aspects. Within the scope of that Public Consultation and after receiving the contributions sent by the interested parties, on March 4, 2022, an Opinion was issued by the Federal Prosecutor's Office with Aneel, which answered questions formulated by the superintendencies of Aneel that evaluate the topic. The regulatory agency has not yet concluded its analysis within the scope of the Public Consultation and, so far, there is no final decision at the administrative level. The Company and its legal advisors evaluated the documents made available in Public Consultation 005/2021 and the Federal Prosecutor's Opinion, not identifying changes in its previous understanding on the matter, and await analysis by Aneel of their contributions in order to solidify this understanding and protect the Company's rights.	-	-	-	-	-	-	1,837,257	1,775,347
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	11,986	10,198	5,224	6,639	135,487	131,519	290,543	233,194
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants	-	-	-	-	57,432	57,663	30,040	65,888
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	-	-	-	-	140,289	138,075	29,100	29,100
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	-	-	-	-	94,346	93,679	184,305	184,305
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant.	-	-	-	-	36,960	31,348	-	-
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	-	-	-	-	3,708	3,755	3,964	3,964
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	-	-	-	-	5,859	5,902	206,647	206,647
		182,367	**175,356**	**697,136**	**677,343**	**723,554**	**706,191**	**3,341,872**	**3,237,253**
		357,828	**347,762**	**871,784**	**848,709**	**1,606,043**	**1,597,365**	**5,635,772**	**5,477,512**

30. Equity

30.1 Capital

On March 31, 2022, paid in capital is R$10,800,000 (R$10,800,000 as of December 31, 2021). It includes shares (with no par value), and the main shareholders are presented below, already considering the adjusted number of shares after the split approved by Management:

Shareholders	Common		Class "A" Preferred		Class "B" preferred		Total	
							Number of shares in units	
	number of share	%	number of share	%	number of share	%	number of share	%
State of Paraná	734,304,512	69.66	-	-	115,969,784	6.91	850,274,296	31.07
BNDES	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Eletrobras	15,307,740	1.45	-	-	-	-	15,307,740	0.56
Free float:								
B3	134,284,901	12.75	661,760	21.16	894,403,249	53.26	1,029,349,910	37.62
NYSE	35,508,940	3.37	-	-	142,035,760	8.46	177,544,700	6.49
Latibex	227,867	0.02	-	-	1,678,043	0.10	1,905,910	0.07
City Halls	1,783,930	0.17	93,260	2.98	34,710	-	1,911,900	0.07
Other shareholders	1,511,008	0.14	2,372,980	75.86	567,496	0.03	4,451,484	0.16
	1,054,090,460	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**2,736,553,750**	**100.00**

30.2 Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2022	**426,170**	**426,170**
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(16,872)
Taxes on adjustments	-	5,736
Deemed cost of fixed assets - equity in the parent company, net of taxes	(11,136)	-
Balance as of March 31, 2022	**415,034**	**415,034**

30.3 Earnings per share - basic and diluted

Parent company	Continuing operations	Total 03.31.2022	Continuing operations	Discontinued operations	Total 03.31.2021
Basic and diluted numerator					
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:					
Common shares	241,075	241,075	380,547	17,236	397,783
Class "A" preferred shares	787	787	944	43	987
Class "B" preferred shares	422,479	422,479	370,303	16,772	387,075
	664,341	**664,341**	**751,794**	**34,051**	**785,845**
Basic and diluted denominator					
Weighted average of shares (in thousands):					
Common shares	1,054,090,460	1,054,090,460	1,450,310,800	1,450,310,800	1,450,310,800
Class "A" preferred shares	3,128,000	3,128,000	3,267,520	3,267,520	3,267,520
Class "B" preferred shares	1,679,335,290	1,679,335,290	1,282,975,430	1,282,975,430	1,282,975,430
	2,736,553,750	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders					
Common shares	0.22870	0.22870	0.26239	0.01188	0.27427
Class "A" preferred shares	0.25158	0.25158	0.28863	0.01307	0.30170
Class "B" preferred shares	0.25158	0.25158	0.28863	0.01307	0.30170

31. Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenues 03.31.2022	Net revenues 03.31.2021
Electricity sales to final customers	3,948,480	(289,156)	(822,951)	(702,220)	-	**2,134,153**	**1,750,716**
Electricity sales to distributors	1,189,609	(165,511)	(5,274)	(17,149)	-	**1,001,675**	**1,152,336**
Use of the main distribution and transmission grid	2,801,864	(195,273)	(668,356)	(675,331)	-	**1,262,904**	**1,124,922**
Construction income	487,063	-	-	-	-	**487,063**	**374,280**
Fair value of assets from the indemnity for the concession	42,549	-	-	-	-	**42,549**	**28,870**
Distribution of piped gas	310,061	(24,078)	(52,833)	-	(61)	**233,089**	**134,869**
Sectorial financial assets and liabilities result	357,229	(33,044)	-	-	-	**324,185**	**360,349**
Other operating revenue	117,843	(13,363)	-	-	(2,349)	**102,131**	**59,451**
	9,254,698	**(720,425)**	**(1,549,414)**	**(1,394,700)**	**(2,410)**	**5,587,749**	**4,985,793**

31.1 Revenue by type and/or class of customers

Consolidated	03.31.2022	03.31.2021
Electricity sales to final customers	**3,948,480**	**2,611,796**
Residential	1,337,295	842,800
Industrial	332,698	242,507
Trade, services and other activities	765,115	459,761
Rural	318,936	186,532
Public entities	100,067	52,126
Public lighting	105,404	60,019
Public service	129,657	79,593
Free consumers	665,612	521,171
Donations and grants	193,696	167,287
Electricity sales to distributors	**1,189,609**	**1,349,931**
Bilateral contracts	727,779	592,984
Regulated contracts	253,423	255,312
Electric Energy Trade Chamber - CCEE	166,488	470,840
Effective interest - grant bônus (Note 9.3)	41,919	30,795
Use of the main distribution and transmission grid	**2,801,864**	**2,351,874**
Residential	847,873	740,173
Industrial	373,638	332,728
Trade, services and other activities	530,741	432,999
Rural	191,036	161,604
Public entities	63,597	46,000
Public lighting	52,190	51,827
Public service	59,390	50,523
Free consumers	384,746	326,412
Concessionaires and generators	21,369	16,602
Operating and maintenance income - O&M and interest income	277,284	193,006
Construction income	**487,063**	**374,280**
Power distribution service concession	439,969	331,409
Power gas distribution service concession	3,413	2,747
Power transmission concession (a)	43,681	40,124
Fair value of assets from the indemnity for the concession	**42,549**	**28,870**
Distribution of piped gas	**310,061**	**180,524**
Sectorial financial assets and liabilities result	**357,229**	**397,078**
Other operating revenue	**117,843**	**72,000**
Leasing and rent (31.2)	82,691	53,608
Fair value in the purchase and sale of power	-	1,133
Income from rendering of services	22,486	11,088
Other income	12,666	6,171
GROSS OPERATING REVENUE	**9,254,698**	**7,366,353**
(-) Pis/Pasep and Cofins	(720,425)	(597,493)
(-) ICMS (VAT)	(1,549,414)	(1,140,659)
(-) Service tax (ISSQN)	(2,410)	(1,424)
(-) Sectorial charges (31.3)	(1,394,700)	(640,984)
NET OPERATING REVENUE	**5,587,749**	**4,985,793**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3

31.2 Leases and rentals

31.2.1 Revenue from leases and rentals

Consolidated	03.31.2022	03.31.2021
Equipment and structures	82,304	53,464
Facilities sharing	333	81
Real estate	54	63
	82,691	**53,608**

31.3 Regulatory charges

Consolidated	03.31.2022	03.31.2021
Energy Development Account - "CDE " - Power distribution service concession (31.3.1)	681,471	460,532
Other charges - rate flags (31.3.2)	638,575	114,437
Research and development and energy efficiency - R&D and EEP	40,779	40,419
Global Reversion Reserve - RGR quota	12,035	14,858
Energy Development Account - "CDE " - Power transmission concession	18,620	8,811
Inspection fee	3,220	1,927
	1,394,700	**640,984**

31.3.1 Energy Development Account - “CDE” - power distribution service concession

The CDE, created by Law 10,438/2002 and amended by Law 12,783/2013, has among its sources of funds, in order to meet its objectives, the quotas paid by agents that negotiate energy with final consumers, by means of a charge included in the tariffs. The Company makes payments for the “CDE USO” charge, intended to cover the objectives of CDE set forth by law. The annual quotas for each distributor are defined by Aneel through resolutions enacted by it.

As of June 2021, the Company began to pay monthly the quota related to CDE Covid Account in the amount of R$29,032, segregated between “CDE USO” and “CDE ENERGIA”. This charge, passed on in the tariff to consumers is due by distribution concessionaires and licensees according to Order 939/2021, has the purpose of amortizing the credit operation contracted by the CCEE in the management of the Covid Account, under the terms of Normative Resolution No. 885/2020.

The balance is as follows:

Resolutions	Period	03.31.2022
CDE USO		
Resolution No. 3,004/2021	January to March	594,374
Order No. 939/2021	From June 2021	45,861
		640,235
CDE ENERGIA		
Order No. 939/2021	From June 2021	41,236
		681,471

Resolutions	Period	03.31.2021
CDE USO		
Resolution No. 2,814/2020	January	163,844
Resolution No. 2,833/2021	February	157,766
Resolution No. 2,834/2021	March	138,922
		460,532
		460,532

31.3.2 Tariff flag

The tariff flag system was established by Aneel Normative Resolution No. 547/2013, effective from 2015, to indicate the incidence or not of an increase in the value of energy to be passed on to the final consumer depending on the conditions for generating electricity, presenting the following modalities:

- Green flag: favorable conditions for energy generation, with no tariff increase;

- Yellow flag: increase of R$1.874 for every 100 kilowatt-hours (kWh) consumed;

- Red flag - Level 1: increase of R$3,971 for every 100 kilowatt-hours (kWh) consumed;

- Red flag - Level 2: increase of R$9,492 for every 100 kilowatt-hours (kWh) consumed;

- Water shortage flag: increase of R$14.20 for every 100 kilowatt-hours (kWh) consumed.

The water crisis scenario prevailed in 2021, in which the red flag, level 1 and 2 and water shortage flag modalities were applied. The critical scenario remained, maintaining the flag of water shortage in the first quarter of 2022.

31.4 Periodic Tariff Review - Copel DIS

Aneel approved the result of the 5th Periodic Tariff Review Cycle 2021 of Copel DIS through Ratifying Resolution No. 2,886, dated June 22, 2021, authorizing average adjustment of 9.89% (0.41% in 2020) applied to consumers and whose application occurred in full to tariffs as from June 24, 2021. For high voltage consumers the average readjustment was 9.57% and for low voltage consumers it was 10.04%.

32. Operating Costs and Expense

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	03.31.2022
Electricity purchased for resale (32.1)	(1,939,498)	-	-	-	(1,939,498)
Charge of the main distribution and transmission grid	(774,975)	-	-	-	(774,975)
Personnel and management (32.2)	(188,939)	(1,885)	(91,501)	-	(282,325)
Pension and healthcare plans (Note 23.3)	(46,169)	(310)	(21,606)	-	(68,085)
Materials and supplies	(16,471)	-	(1,765)	-	(18,236)
Materials and supplies for power electricity	(85,431)	-	-	-	(85,431)
Natural gas and supplies for gas business	(187,412)	-	-	-	(187,412)
Third-party services (32.3)	(122,531)	(1,386)	(44,013)	-	(167,930)
Depreciation and amortization	(302,739)	-	(13,801)	(3,838)	(320,378)
Credit losses, provisions and reversals (32.4)	(1,629)	(51,437)	-	(62,882)	(115,948)
Construction cost (32.5)	(476,717)	-	-	-	(476,717)
Other operating costs and expenses, net (32.6)	(36,293)	(11,872)	(23,719)	(21,231)	(93,115)
	(4,178,804)	**(66,890)**	**(196,405)**	**(87,951)**	**(4,530,050)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	03.31.2021
Electricity purchased for resale (32.1)	(1,686,296)	-	-	-	(1,686,296)
Charge of the main distribution and transmission grid	(560,282)	-	-	-	(560,282)
Personnel and management (32.2)	(209,442)	(3,215)	(96,593)	-	(309,250)
Pension and healthcare plans (Note 23.3)	(42,202)	(414)	(19,222)	-	(61,838)
Materials and supplies	(15,107)	(6)	(1,559)	-	(16,672)
Materials and supplies for power electricity	(320,162)	-	-	-	(320,162)
Natural gas and supplies for gas business	(95,008)	-	-	-	(95,008)
Third-party services (32.3)	(123,274)	(1,258)	(42,549)	-	(167,081)
Depreciation and amortization	(240,448)	(1)	(12,689)	(3,838)	(256,976)
Credit losses, provisions and reversals (32.4)	1,394	(32,989)	-	(34,367)	(65,962)
Construction cost (32.5)	(373,372)	-	-	-	(373,372)
Other operating costs and expenses, net (32.6)	(58,978)	(11,567)	(25,378)	(17,485)	(113,408)
	(3,723,177)	**(49,450)**	**(197,990)**	**(55,690)**	**(4,026,307)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	03.31.2022
Personnel and management (32.2)	(10,376)	-	(10,376)
Pension and healthcare plans (Note 23.3)	(1,759)	-	(1,759)
Materials and supplies	(239)	-	(239)
Third party services	(6,944)	-	(6,944)
Depreciation and amortization	(321)	(280)	(601)
Credit losses, provisions and reversals (32.4)	-	(22,928)	(22,928)
Other operating income (expenses)	(3,956)	4,964	1,008
	(23,595)	**(18,244)**	**(41,839)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	03.31.2021
Personnel and management (32.2)	(5,780)	-	(5,780)
Pension and healthcare plans (Note 23.3)	(707)	-	(707)
Materials and supplies	(130)	-	(130)
Third party services	(6,345)	-	(6,345)
Depreciation and amortization	(267)	(280)	(547)
Credit losses, provisions and reversals (32.4)	-	(11,653)	(11,653)
Other operating income (expenses)	(3,719)	(1,863)	(5,582)
	(16,948)	**(13,796)**	**(30,744)**

32.1 Electricity purchased for resale

Consolidated	03.31.2022	03.31.2021
Purchase of Energy in the Regulated Environment - CCEAR	870,197	843,139
Itaipu Binacional	350,166	447,913
Electric Energy Trade Chamber - CCEE	69,949	111,538
Bilateral contracts	573,826	367,749
Program for incentive to alternative energy sources - Proinfa	110,487	67,369
Micro and mini generators	179,481	63,528
Fair value in the purchase and sale of power	21,834	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(236,442)	(214,940)
	1,939,498	**1,686,296**

32.2 Personnel and management

	Parent company		Consolidated	
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Personnel				
Salaries and management fees	5,756	1,288	150,102	153,581
Social charges on payroll	1,709	473	54,562	54,603
Meal and education allowance	645	402	25,723	25,754
Voluntary retirement program	(2,087)	-	(7,880)	-
	6,023	**2,163**	**222,507**	**233,938**
Management				
Salaries and management fees	1,817	1,120	4,509	4,043
Social charges on payroll	445	253	936	920
Other expenses	25	25	68	73
	2,287	**1,398**	**5,513**	**5,036**
Provisions for performance and profit sharing of employees and administrators	**2,066**	**2,219**	**54,305**	**70,276**
	10,376	**5,780**	**282,325**	**309,250**

32.3 Third party services

Consolidated	03.31.2022	03.31.2021
Maintenance of electrical system	64,287	74,520
Maintenance of facilities	20,186	25,858
Communication, processing and transmission of data	24,118	16,505
Consumer service	15,304	13,240
Meter reading and bill delivery	12,955	12,882
Consulting and audit	9,042	8,315
Other services	22,038	15,761
	167,930	**167,081**

32.4 Credit losses, provisions and reversals

	Parent company		Consolidated	
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Provision for legal claims (Note 29)	8,186	5,377	64,167	32,927
Impairment of assets				
Power generation concession contract	-	-	-	(2,604)
Gas operations (Note 11.1)	-	-	1,629	-
Property, plant and equipment - generation segment	-	-	-	1,210
Expected credit losses (Trade accounts and Other receivables)	-	-	51,437	32,989
Tax credits estimated losses	-	-	(1,285)	1,440
Provision for losses on equity interests	14,742	6,276	-	-
	22,928	**11,653**	**115,948**	**65,962**

32.5 Construction costs

Consolidated	03.31.2022	03.31.2021
Materials and supplies	270,208	219,603
Third party services	150,964	119,656
Personnel	43,256	34,674
Others (a)	12,289	(561)
	476,717	**373,372**

(a) The balance of 2021 includes the reversal amount of provisions for legal claims, in the total amount of R$ 6,921.

32.6 Other operating costs and expenses, net

Consolidated	03.31.2022	03.31.2021
Financial offset for the use of water resources	20,820	29,231
Net losses (gains) in the decommissioning and disposal of assets	18,309	15,243
Taxes	12,733	11,265
Collection charge	11,912	12,404
Insurance	9,737	7,179
Leasing and rent	8,172	3,931
Compensation	2,865	24,270
Donations, contributions, grants, tax incentives (a)	234	31
Advertising and publicity		
Associação das Emissoras de Radiodifusão do Paraná - AERP	2,853	2,830
Publicity	613	659
Sponsorship	525	128
Talento Olímpico Paranaense - TOP	122	207
Other net income, costs and expenses	4,220	6,030
	93,115	**113,408**

33. Financial Results

	Parent company		Consolidated	
	03.31.2022	03.31.2021	03.31.2022	03.31.2021
Financial income				
Return on financial investments	12,164	267	87,944	14,475
Arrears charges on bills	-	-	76,417	82,535
Interest and monetary variation of CRC transfer (a)	-	127,721	-	127,721
Remuneration of net sectorial assets and liabilities (Note 8.2)	-	-	32,129	3,766
Monetary variation over the Itaipu power purchase	-	-	29,507	2,464
Recognition of tax credit (Note 12.2.1)	-	-	8,331	3,400
Exchange variation on loan collateral	-	-	-	14,383
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 26.1)	-	-	1,286	1,242
Derivatives fair value - forward contract	-	-	-	3,899
Other financial income	5,690	2,350	34,488	26,049
(-) Pis/Pasep and Cofins taxes on interes on capital	(772)	(6,043)	(10,227)	(11,605)
	17,082	**124,295**	**259,875**	**268,329**
(-) Financial expenses	-			
Monetary and exchange variation and debt charges	34,694	9,973	347,730	164,681
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 26.1)	-	-	71,475	75,318
Interest on R&D and EEP (Note 25.1)	-	-	8,045	2,394
Monetary variation over the Itaipu power purchase	-	-	4,600	26,426
Remuneration of net sectorial assets and liabilities (Note 8.2)	-	-	3,791	-
Derivatives fair value - forward contract	-	-	2,907	-
PIS/Pasep/Cofins taxes on interest on capital	374	-	374	-
Other financial expenses	2,032	2,041	34,180	18,642
	37,100	**12,014**	**473,102**	**287,461**
Net	**(20,018)**	**112,281**	**(213,227)**	**(19,132)**

(a) The balance of the Account for Compensation of Income and Losses - CRC was settled by the Paraná State Government on August 10,2021, as detailed in Note 8 of the Financial Statements of December 31,2021.

34. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-maker responsible for allocating funds and assessing performance.

34.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until March 31, 2022, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until March 31, 2022.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of the financial statements on December 31, 2021.

34.2 Reportable segments

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for the managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding and Services - its attribution is the provision of services and participation in other companies.

34.3 Assets by reportable segment

ASSETS	Electric Energy			GAS	Holding and Services	Intersegment operations	Consolidated
03.31.2022	GET	DIS	COM				
TOTAL ASSETS	**25,304,075**	**21,110,595**	**1,542,661**	**905,479**	**3,069,836**	**(1,622,046)**	**50,310,600**
CURRENT ASSETS	**3,529,960**	**6,915,052**	**846,099**	**441,779**	**2,281,233**	**(2,067,501)**	**11,946,622**
NON-CURRENT ASSETS	**21,774,115**	**14,195,543**	**696,562**	**463,700**	**788,603**	**445,455**	**38,363,978**
Long term assets	6,846,588	7,391,719	689,848	359,349	588,070	(265,368)	15,610,206
Investments	2,934,347	539	-	-	158,153	(1)	3,093,038
Property, plant and equipment	10,172,865	-	296	-	19,505	-	10,192,666
Intangible assets	1,739,451	6,694,067	4,647	87,155	5,544	710,824	9,241,688
Right-of-use asset	80,864	109,218	1,771	17,196	17,331	-	226,380

ASSETS	Electric Energy			GAS	Holding and Services	Reclassi-fications (a)	Intersegment operations	Consolidated
12.31.2021	GET	DIS	COM					
TOTAL ASSETS	**24,844,335**	**20,804,701**	**1,519,017**	**827,901**	**3,243,736**	**(1,451,159)**	**(250,996)**	**49,537,535**
CURRENT ASSETS	**3,316,406**	**6,448,051**	**755,227**	**355,500**	**2,356,145**	**(652,886)**	**(1,388,571)**	**11,189,872**
NON-CURRENT ASSETS	**21,527,929**	**14,356,650**	**763,790**	**472,401**	**887,591**	**(798,273)**	**1,137,575**	**38,347,663**
Long term assets	6,639,545	7,664,328	757,873	362,649	694,197	(129,077)	(246,193)	15,743,322
Investments	2,887,272	540	-	-	154,322	-	-	3,042,134
Property, plant and equipment	10,123,352	-	305	-	18,934	(651,458)	651,458	10,142,591
Intangible assets	1,799,391	6,596,184	4,038	96,145	5,230	(8,202)	722,774	9,215,560
Right-of-use asset	78,369	95,598	1,574	13,607	14,908	(9,536)	9,536	204,056

(a) Reclassifications arising from the divestment process of Copel Telecomunicações (Note 40).

34.4 Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				GAS	Holding and Services	Inter-segment operations	Consolidated
	GET							
03.31.2022	GER	TRA	DIS	COM				
NET OPERATING REVENUE	**1,092,719**	**367,586**	**3,521,968**	**1,184,042**	**253,647**	**8,014**	**(840,227)**	**5,587,749**
Net operating revenue - third-parties	380,437	279,595	3,512,572	1,156,511	250,620	8,014	-	5,587,749
Net operating revenue - between segments	712,282	87,991	9,396	27,531	3,027	-	(840,227)	-
OPERATING COSTS AND EXPENSES	**(642,667)**	**(95,396)**	**(3,195,367)**	**(1,183,305)**	**(219,506)**	**(48,778)**	**854,969**	**(4,530,050)**
Energy purchased for resale	(60,646)	-	(1,442,253)	(1,176,409)	-	-	739,810	(1,939,498)
Charges for use of the main transmission grid	(141,715)	-	(729,815)	-	-	-	96,555	(774,975)
Personnel and management	(55,382)	(34,092)	(165,461)	(3,445)	(9,766)	(14,179)	-	(282,325)
Pension and healthcare plans	(12,275)	(7,968)	(42,945)	(463)	(1,392)	(3,042)	-	(68,085)
Materials and supplies	(2,535)	(1,105)	(14,068)	(12)	(241)	(275)	-	(18,236)
Raw materials and supplies for generation	(88,177)	-	-	-	-	-	2,746	(85,431)
Natural gas and supplies for gas business	-	-	-	-	(187,412)	-	-	(187,412)
Third party services	(39,512)	(9,535)	(108,720)	(960)	(3,417)	(7,811)	2,025	(167,930)
Depreciation and amortization	(197,143)	(3,008)	(108,525)	(77)	(10,550)	(1,075)	-	(320,378)
Provision (reversal) for litigations	(3,542)	(2,003)	(50,338)	(25)	33	(8,292)	-	(64,167)
Impairment of assets	-	-	-	-	(1,629)	-	-	(1,629)
Other estimated losses, provisions and reversals	(1,025)	324	(48,572)	(720)	(159)	(14,742)	14,742	(50,152)
Construction cost	-	(33,335)	(439,969)	-	(3,413)	-	-	(476,717)
Other operating costs and expenses, net	(40,715)	(4,674)	(44,701)	(1,194)	(1,560)	638	(909)	(93,115)
EQUITY IN EARNINGS OF INVESTEES	**4,596**	**109,093**	-	-	-	**(908)**	-	**112,781**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**454,648**	**381,283**	**326,601**	**737**	**34,141**	**(41,672)**	**14,742**	**1,170,480**
Financial income	57,432	14,806	162,138	6,355	10,769	23,348	(14,973)	259,875
Financial expenses	(205,873)	(69,942)	(140,087)	(86)	(7,701)	(64,386)	14,973	(473,102)
OPERATING PROFIT (LOSS)	**306,207**	**326,147**	**348,652**	**7,006**	**37,209**	**(82,710)**	**14,742**	**957,253**
Income tax and social contribution	(102,555)	(64,747)	(120,615)	(2,364)	(9,960)	12,779	-	(287,462)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**203,652**	**261,400**	**228,037**	**4,642**	**27,249**	**(69,931)**	**14,742**	**669,791**
Result of discontinued operations	-	-	-	-	-	-	-	-
NET INCOME (LOSS)	**203,652**	**261,400**	**228,037**	**4,642**	**27,249**	**(69,931)**	**14,742**	**669,791**

STATEMENT OF INCOME	Electric Energy				TEL (a)	GAS	Holding and Services	Reclassi-fications (a)	Inter-segment operations	Consolidated
	GET									
03.31.2021	GER	TRA	DIS	COM						
NET OPERATING REVENUES	**1,318,335**	**300,977**	**3,074,590**	**894,499**	**95,707**	**159,555**	**-**	**(89,300)**	**(768,570)**	**4,985,793**
Net operating revenue - third-parties	719,133	202,101	3,059,878	851,825	89,302	152,854	-	(89,300)	-	4,985,793
Net operating revenue - between segments	599,202	98,876	14,712	42,674	6,405	6,701	-	-	(768,570)	-
OPERATING COSTS AND EXPENSES	**(813,535)**	**(98,546)**	**(2,832,810)**	**(871,233)**	**(83,121)**	**(122,592)**	**(33,035)**	**22,644**	**805,921**	**(4,026,307)**
Energy purchased for resale	(49,908)	-	(1,411,519)	(865,348)	-	-	-	-	640,479	(1,686,296)
Charges for use of the main transmission grid	(124,789)	-	(539,460)	-	-	-	-	-	103,967	(560,282)
Personnel and management	(56,120)	(33,055)	(184,260)	(3,537)	(16,697)	(9,703)	(5,878)	-	-	(309,250)
Pension and healthcare plans	(10,866)	(6,874)	(39,002)	(398)	(2,683)	(1,291)	(724)	-	-	(61,838)
Materials and supplies	(2,188)	(1,122)	(13,049)	(5)	(560)	(178)	(130)	560	-	(16,672)
Raw materials and supplies for generation	(326,375)	-	-	-	-	-	-	-	6,213	(320,162)
Natural gas and supplies for gas business	-	-	-	-	-	(95,008)	-	-	-	(95,008)
Third party services	(39,503)	(7,351)	(118,233)	(855)	(14,751)	(2,738)	(6,316)	14,751	7,915	(167,081)
Depreciation and amortization	(141,694)	(2,777)	(100,054)	(27)	(33,546)	(10,061)	(635)	740	31,078	(256,976)
Provision (reversal) for litigations	(2,648)	(1,715)	(12,319)	(184)	3,005	85	(7,244)	(3,005)	-	(24,025)
Impairment of assets	1,394	-	-	-	(1,759)	-	-	1,759	-	1,394
Other estimated losses, provisions and reversals	(1,925)	(1,642)	(39,771)	(223)	340	231	(6,277)	(340)	6,276	(43,331)
Construction cost	-	(39,216)	(331,409)	-	-	(2,747)	-	-	-	(373,372)
Other operating costs and expenses, net	(58,913)	(4,794)	(43,734)	(656)	(16,470)	(1,182)	(5,831)	8,179	9,993	(113,408)
EQUITY IN EARNINGS OF INVESTEES	**3,132**	**83,064**	**-**	**-**	**-**	**-**	**538**	**-**	**-**	**86,734**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**507,932**	**285,495**	**241,780**	**23,266**	**12,586**	**36,963**	**(32,497)**	**(66,656)**	**37,351**	**1,046,220**
Financial income	23,906	3,681	111,302	3,834	6,414	2,249	125,172	(6,413)	(1,816)	268,329
Financial expenses	(135,372)	(27,818)	(87,582)	(8)	(19,623)	(2,641)	(35,856)	19,623	1,816	(287,461)
OPERATING PROFIT (LOSS)	**396,466**	**261,358**	**265,500**	**27,092**	**(623)**	**36,571**	**56,819**	**(53,446)**	**37,351**	**1,027,088**
Income tax and social contribution	(125,324)	(51,875)	(92,196)	(9,211)	232	(12,773)	16,352	17,511	(10,565)	(267,849)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**271,142**	**209,483**	**173,304**	**17,881**	**(391)**	**23,798**	**73,171**	**(35,935)**	**26,786**	**759,239**
Result of discontinued operations	-	-	-	-	-	-	-	35,935	-	35,935
NET INCOME (LOSS)	**271,142**	**209,483**	**173,304**	**17,881**	**(391)**	**23,798**	**73,171**	**-**	**26,786**	**795,174**

(a) TEL segment discontinued in 2021; reclassifications arising from the divestment process of Copel Telecomunicações (Note 40).

34.5 Additions to noncurrent assets by reportable segment

03.31.2022	Electric Energy			GAS	Holding and Services	Consolidated
	GET	DIS	COM			
Contract assets	-	486,441	-	2,033	-	**488,474**
Property, plant and equipment	183,445	-	2	-	825	**184,272**
Intangible assets	403	-	644	-	520	**1,567**
Right-of-use asset	5,166	22,580	228	4,454	2,756	**35,184**

35. Financial Instruments

35.1 Categories and determination of fair value of financial instruments

Consolidated			03.31.2022		12.31.2021	
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	3,970,974	3,970,974	3,472,845	3,472,845
Bonds and securities (b)	6	1	14,571	14,571	14,571	14,571
Bonds and securities (b)	6	2	368,002	368,002	346,487	346,487
Accounts receivable - distribution concession (c)	9.1 and 9.2	3	1,491,995	1,491,995	1,433,734	1,433,734
Accounts receivable - generation concession (c)	9.4	3	104,108	104,108	102,220	102,220
Derivatives fair value - forward contracts (d)	11	3	-	-	2,907	2,907
Fair value in the purchase and sale of power (d)	11	3	849,501	849,501	855,775	855,775
Other temporary investments (e)		1	15,208	15,208	14,072	14,072
Other temporary investments (e)		2	9,527	9,527	5,913	5,913
			6,823,886	**6,823,886**	**6,248,524**	**6,248,524**
Amortized cost						
Collaterals and escrow accounts (a)			167	167	182	182
Collateral and escrow deposits - STN	21.1		-	-	142,764	115,643
Trade accounts receivable (a)	7		4,543,843	4,543,843	4,515,426	4,515,426
Sectorial financial assets (a)	8		864,748	864,748	767,480	767,480
Accounts receivable - concessions - bonus from the grant (g)	9.3		753,312	853,467	730,851	828,673
			6,162,070	**6,262,225**	**6,156,703**	**6,227,404**
Total financial assets			**12,985,956**	**13,086,111**	**12,405,227**	**12,475,928**
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power (d)	28	3	561,028	561,028	545,468	545,468
			561,028	**561,028**	**545,468**	**545,468**
Amortized cost						
Sectorial financial liabilities (a)	8		228,969	228,969	293,179	293,179
Special Tax Regularization Program - Pert (f)	12.2		416,240	356,332	421,694	361,080
PIS and Cofins to be refunded to consumers (a)	12.2.1		3,385,629	3,385,629	3,326,795	3,326,795
Accounts payable to suppliers (a)	20		2,224,154	2,224,154	2,710,984	2,710,984
Loans and financing (f)	21		3,602,862	3,195,004	3,738,269	3,313,645
Debentures (h)	22		8,378,619	8,291,628	8,240,769	8,240,769
Accounts payable related to concession (i)	26		947,302	1,048,891	903,959	1,009,867
			19,183,775	**18,730,607**	**19,635,649**	**19,256,319**
Total financial liabilities			**19,744,803**	**19,291,635**	**20,181,117**	**19,801,787**

Different levels are defined as follows:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective book values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.

c) Financial assets with fair values similar to book values (Note 4.4 to the financial statements as of December 31, 2021).

d) The fair values of assets and liabilities are equivalent to their book values (Note 4.15 to the financial statements as of December 31, 2021).

e) Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

f) The cost of the last borrowing taken out by the Company, CDI + spread of 1.38%, is used as a basic assumption for discount of the expected payment flows.

g) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).

h) Fair value calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price (PU) for March 31, 2022, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of unamortized financial cost.

i) Actual net discount rate of 8.75% p.y., in line with the estimated rate for long-term projects of the Company.

35.2 Financial risk management

The Company business activities are exposed to the following risks arising from financial instruments:

35.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated Exposure to credit risk	03.31.2022	12.31.2021
Cash and cash equivalents (a)	3,970,974	3,472,845
Bonds and securities (a)	382,573	361,058
Pledges and restricted deposits linked (a)	167	142,946
Trade accounts receivable (b)	4,543,843	4,515,426
Sectorial financial assets (c)	864,748	767,480
Accounts receivable - distribution concession (d)	1,491,995	1,433,734
Accounts receivable - concessions - Bonus from the grant (e)	753,312	730,851
Accounts receivable - generation concessions (f)	104,108	102,220
Other temporary investments (g)	24,735	19,985
	12,136,455	**11,546,545**

a) The Company manages the credit risk of its assets in accordance with the Management policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) Risk of losses resulting from difficulties to receive amounts billed to customers, related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of the service, as established in contract and regulatory standards.

c) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.

d) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

e) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

f) For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, regulating the calculation of these amounts through the presentation of appraisal reports to be prepared by accredited companies. Management expectation of indemnification for these assets supports recoverability of the balances recorded.

g) This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

35.2.2 Liquidity risk

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2026, 2025 indicators are repeated on an unaltered basis throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
03.31.2022							
Loans and financing	Note 21	40,394	102,641	1,047,535	1,577,001	2,216,950	4,984,521
Debentures	Note 22	100,432	669,392	2,081,505	6,311,890	2,052,631	11,215,850
Accounts payable related to concession	Rate of return + IGP-M and IPCA	8,962	17,924	87,400	526,664	2,493,443	3,134,393
Accounts payable to suppliers	-	1,839,853	290,865	26,786	66,650	-	2,224,154
PIS and Cofins to be refunded to consumers	-	-	-	1,286,032	2,365,417	-	3,651,449
Special Tax Regularization Program - Pert	Selic	4,461	9,022	42,333	262,850	216,596	535,262
Sectorial financial liabilities	Selic	5,640	11,439	54,366	192,548	-	263,993
Lease liability	Note 27	6,150	12,366	51,530	144,092	333,515	547,653
		2,005,892	**1,113,649**	**4,677,487**	**11,447,112**	**7,313,135**	**26,557,275**

(a) Effective interest rate - weighted average.

As disclosed in Notes 21.4 and 22.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

35.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in next tariff adjustment of Copel DIS.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$5.00) based on the median market expectation for 2022 according to the Focus Report, issued by the Central Bank of Brazil. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Foreign exchange risk	**Risk**	**03.31.2022**	**Probable**	**Scenario 1**	**Scenario 2**
Financial liabilities					
Suppliers					
Eletrobras (Itaipu)	USD appreciation	(227,342)	(12,582)	(72,562)	(132,543)
Acquisition of gas	USD appreciation	(95,937)	(5,309)	(30,621)	(55,932)
		(323,279)	**(17,891)**	**(103,183)**	**(188,475)**

b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes in order to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company Management on the reporting date for the financial instruments, as recommended by CPC 40 / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes balances reflecting varying indicators (CDI/Selic - 13.25%, IPCA - 7.65%, IGP-M - 12.35% and TJLP - 6.73%) estimated as market average projections for 2022 according to the Focus Report of the Central Bank of Brazil, except TJLP that consider the internal projection of the Company. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

Interest rate risk and monetary variation	Risk	Baseline 03.31.2022	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Financial assets					
Bonds and securities	Low CDI/SELIC	382,573	37,420	28,181	18,870
Collaterals and escrow accounts	Low CDI/SELIC	167	16	12	8
Sectorial financial assets	Low Selic	864,748	84,584	63,682	42,621
Accounts receivable - concessions	Low IPCA	2,245,307	127,630	95,941	64,109
Accounts receivable - generation concessions	Undefined (a)	104,108	-	-	-
		3,596,903	**249,650**	**187,816**	**125,608**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(641,518)	(62,749)	(78,143)	(93,428)
BNDES	High TJLP	(1,824,090)	(91,366)	(113,980)	(136,506)
BNDES	High IPCA	(353,025)	(20,067)	(25,027)	(29,966)
Banco do Nordeste	High IPCA	(682,400)	(38,790)	(48,378)	(57,925)
Banco do Brasil - BNDES Transfer	High TJLP	(69,177)	(3,465)	(4,323)	(5,177)
Other	No risk	(32,652)	-	-	-
Debentures	High CDI/SELIC	(5,692,463)	(556,801)	(693,396)	(829,025)
Debentures	High IPCA	(2,588,239)	(147,124)	(183,490)	(219,699)
Debentures	High TJLP	(97,917)	(4,905)	(6,118)	(7,328)
Sectorial financial liabilities	High Selic	(228,969)	(22,396)	(27,891)	(33,346)
Special Tax Regularization Program - Pert	High Selic	(416,240)	(40,714)	(50,702)	(60,619)
Accounts payable related to concession	High IGP-M	(887,002)	(80,951)	(100,834)	(120,584)
Accounts payable related to concession	High IPCA	(60,300)	(3,428)	(4,275)	(5,118)
		(13,573,992)	**(1,072,756)**	**(1,336,557)**	**(1,598,721)**

(a) Risk assessment still requires ruling by the Concession grantor.

35.2.4 Electricity shortage risk

Approximately 58% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of Aneel, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Between September 2020 and August 2021, the National Interconnected System had the worst record of Affluent Natural Energies in the aggregate of its uses. The Ministry of Mines and Energy and other bodies in the sector acted to mitigate the risk of rationing, with emphasis on maximizing thermoelectric dispatch out of the order of the merit of cost and relaxing restrictions on the system hydroelectric operation. The improvement in storage levels observed in recent months has cooled public policies to face the water crisis introduced in 2021 and the bodies responsible for the sector began to adopt less severe measures in the operation of the system, however, maintaining the optimization of water resources to guarantee the full load handling.

Considering the strong wind generation in the Northeast, the biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values, it is estimated that the risk of energy shortage in 2022 and 2023 will be minimized.

The Electricity Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin (maximum risk of 5%) in all subsystems.

35.2.5 Risk of GSF (Generation Scaling Factor) impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (GF) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPPs Mauá, Baixo Iguaçu, Colíder and SHPP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability established with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

35.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, regarding the deadline for requesting an extension of concessions.

According to the new law, the concession operator should request extension of concession at least 36 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditionings factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction if it meets the qualification conditions.

Some of the generation projects of Copel had their concession period extended because the effects of the GSF renegotiation, which established the compensation through an extension of the concession period of the plants contemplated by Law No. 13,203/2015, resulting in the approval of the extension period of the concession of these plants through of Ratifying Resolutions No. 2,919/2021 and No. 2,932/2021.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of, if the studies carried out by Copel GeT point to the advantage of the operation, divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

Regarding the HPP Figueira concession, expired in March 2019, the Company awaits the conclusion of the related Aneel and MME procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the HPP Apucaraninha until January 2024, and the HPPs Guaricana and Chaminé until July and August, 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

Copel GeT has no transmission concession to expire in the next ten years.

35.2.7 Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

On November 17, 2020, Aneel approved Normative Resolution No. 896, consolidated by Normative Resolution No. 948/2001, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation of dividend and interest on equity distribution Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years	Limitation of dividend and interest on equity distribution
		3 consecutive years	Concession termination

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets defined for Copel Distribuição in 2021

			Quality - limits		Quality (Performed)	
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.29	6.84	7.20	4.76

Net Debt: Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that make up the Gross Debt and Financial Assets are defined in the attachment VIII to Aneel Resolution No 948/2021.

QRR: Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.
Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

35.2.8 Risk of non-extension of the gas distribution concession

In the event of termination of the concession at the end of the contractual term, Compagas will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

35.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market, plus the amounts of involuntary overcontracting recognized by the regulator.

Based on data from the first quarter of 2022, Copel DIS estimates that it will end the year with a contracting level of 104.6%, within the regulatory limits of pass-through to consumers. Thus, there is no forecast of risk of overcontracting.

35.2.10 Gas shortage risk

The natural gas market in Paraná is composed of Compagas consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market is currently supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). As a result of the public call held in 2021, Compagas signed a new contract with Petrobras for the supply of natural gas, effective from 2022 to 2025, which will make it possible to meet the demand that was uncontracted for 2022, as well as part of the estimated demand between 2023 to 2025. UEG Araucária, on the other hand, negotiates and enters into short-term natural gas contracts based on its merchant operation regime.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense (CADE), the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and the Energy Research Company (EPE), whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector This program is advancing, but still requires improvement in the regulation of the sector.

In the current natural gas market, there is already a growing supply of natural gas and diversified sources, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (GNL), use of natural gas exploited in onshore basins and greater use of natural gas from the pre-salt layer, which has large volumes to be explored. The major challenge for the sector is still focused on enabling new producers and traders to access infrastructure and the consumer market, currently mostly served by Petrobras.

Regarding the transport network, changes in regulation allow new shippers to access the gas pipelines, through public calls opportunely carried out by Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. - TBG, by Transportadora Associada de Gás S.A. - TAG and by Nova Transportadora do Sudeste S. A. - NTS, with the purpose of offering the contracting of capacity in the respective gas pipelines. In addition, it is important to highlight the periodic updating of the Indicative Gas Pipeline Plan (PIG) coordinated by EPE, which provides a vision of better structuring of the natural gas transport sector and adequate planning to meet current and future demands, even for these latter significant investments are required.

Additionally, the new gas law, Law No. 14,134/2021, which replaces Law No. 11,909/2009, was signed, representing another important step in opening the Brazilian gas market, in order to make it more competitive and with greater potential expansion, in view of the fact that brings agility to the authorization, implantation and expansion of new ventures associated with natural gas, as well as the possibility of third-party access to existing infrastructures.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagas, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market and the Law No. 14,134/2021.

35.2.11 Risk of non-performance of wind farms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The balance recorded in liabilities referring to the non-performance is demonstrated in note 28.

35.2.12 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market with the objective of achieving results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

Based on the notional amounts of R$7,654,869 (R$7,530,281 as of December 31, 2021) for electricity purchase contracts and R$8,064,220 (R$7,881,880 as of December 31, 2021) for electricity sales contracts, outstanding at the date of these interim financial information, the fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these interim financial information are stated below.

Consolidated	Assets	Liabilities	Net
Current	175,594	(165,459)	10,135
Noncurrent	673,907	(395,569)	278,338
	849,501	**(561,028)**	**288,473**

Sensitivity analysis on the power purchase and sale transactions

The Company developed a sensitivity analysis in order to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the market price curve and NTN-B were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

Consolidated	Price variation	Baseline 03.31.2022	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on purchase and sale of energy	Increase	288,473	288,473	325,700	362,928
	Decrease	288,473	288,473	251,244	214,016

35.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the counterparties of the Company.

35.2.14 Coronavirus pandemic

With the objective of mitigating the risk of possible impacts of a worsening of the coronavirus pandemic, the Company monitors contracts and suppliers, monitors the liquidity in the energy market and the short-term energy price, as well as participates in negotiations with the competent authorities for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of electric energy generation, transmission, commercialization and distribution in Brazil.

35.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

35.3.1 Debt to equity ratio:

	Parent company		Consolidated	
Indebtedness	**03.31.2022**	**12.31.2021**	**03.31.2022**	**12.31.2021**
Loans and financing	641,518	791,779	3,602,862	3,738,269
Debentures	515,320	502,400	8,378,619	8,240,769
(-) Cash and cash equivalents	441,957	626,052	3,970,974	3,472,845
(-) Bonds and securities	91	91	382,573	361,058
Net debt	**714,790**	**668,036**	**7,627,934**	**8,145,135**
Equity	22,501,365	21,837,024	22,841,137	22,175,235
Debt to equity ratio	**0.03**	**0.03**	**0.33**	**0.37**

36. Related Party Transactions

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	**03.31.2022**	**12.31.2021**	**03.31.2022**	**12.31.2021**	**03.31.2022**	**03.31.2021**	**03.31.2022**	**03.31.2021**
Controlling shareholder								
State of Paraná - dividends payable	-	-	916,379	916,379	-	-	-	-
CRC Transfer (Note 33 - a)	-	-	-	-	-	127,721	-	-
Luz Fraterna Program (a)	9,024	5,590	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	15,661	10,378	-	-	-	-	-	-
Morar Bem Paraná Program (a)	-	-	-	-	-	-	-	-
Employees transferred (b)	84	19	-	-	-	-	-	-
Meteorological System of Paraná - Simepar (c)	-	-	684	938	-	-	(1,901)	(2,531)
Entities with significant influence (d)								
BNDES and BNDESPAR - dividends payable	-	-	733,939	733,939	-	-	-	-
Financing (Note 21)	-	-	2,178,849	2,216,516	-	-	(47,612)	(41,009)
Debentures - Compagás	-	-	-	-	-	-	-	(139)
Debentures - wind farms (Note 22)	-	-	229,058	231,071	-	-	(8,423)	(7,785)
State of Paraná investee								
Sanepar (e)	-	-	445	436	-	-	(1,903)	(1,788)
Use of water taken from plants' reservoirs	234	-	-	-	234	237	-	-
Joint ventures								
Voltalia São Miguel do Gostoso (f)	9	-	-	-	27	23	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (g) (h) (i)	279	279	1,187	1,144	837	781	(4,538)	(4,149)
Dividends	2,150	2,150	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (i)	-	-	180	183	-	-	(605)	(560)
Dividends	2,274	2,274	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (i)	-	-	1,058	1,065	-	-	(3,722)	(3,281)
Dividends	11,055	10,091	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (h) (i)	-	-	486	489	-	-	(1,618)	(1,521)
Dividends	27,198	27,198	-	-	-	-	-	-
Paranaíba Transmissora de Energia (h) (i)	-	-	714	726	-	-	(2,402)	(2,263)
Dividends	4,973	4,973	-	-	-	-	-	-
Cantareira Transmissora de Energia (h) (i)	-	-	567	596	-	-	(1,913)	(512)
Dividends	6,718	6,718	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h) (i) (j)	3,235	1,473	1,577	1,245	4,715	4,443	(4,121)	(913)
Dividends	13,614	13,614	-	-	-	-	-	-
Associates								
Dona Francisca Energética S.A. (k)	14	15	1,356	2,745	14	37	(3,936)	(4,079)
Dividends	86	86	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (l)	270	518	-	-	810	641	-	-
Key management staff								
Fees and social security charges (Note 32.2)	-	-	-	-	-	-	(5,513)	(5,036)
Pension and healthcare plans (Note 23.3)	-	-	-	-	-	-	(332)	(362)
Other related parties								
Fundação Copel	-	-	-	-	-	-	-	-
Administrative property rental	-	-	87,267	84,367	-	-	(2,908)	(2,120)
Pension and healthcare plans (Note 23.3)	-	-	1,311,557	1,295,174	-	-	-	-
Lactec (m)	3	5	3,698	2,385	152	145	(562)	(843)
Tecpar (n)	-	-	-	-	323	470	-	-
Celepar (o)	-	-	5	-	-	-	(1)	(2)

a) The *Luz Fraterna* Program created under Law No. 491/2013 and No. 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the

payment of invoices pursuant to State Law No. 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. The State of Paraná filed a Request for Amendment of Judgment in November 2021. Copel is awaiting a decision on the appeal by the judge of 1st degree. Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company interests.

The *Tarifa Rural Noturna* Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

The *Morar Bem Paraná* Program, established by Decree No. 2,845/2011, is an agreement between the Paraná State Government, the Companhia de Habitação do Paraná - Cohapar and Copel DIS, which is managed by Cohapar. The main assignment of Copel in this agreement is the construction of electricity distribution networks and service entrances for consumer units of housing estates.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

d) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 30.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

e) Basic sanitation provided by Sanepar.

f) Connection to the transmission system contracts signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing between 2036 and 2045.

g) Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

h) Charges for use of the transmission system due by Copel GeT, FDA, UEG Araucária and wind farms.

i) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

j) Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, and facility sharing, maturing on January 1, 2043.

k) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing between 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

l) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.

m) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA, UEG Araucária and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.

n) Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.

o) Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Direct and indirect subsidiaries of Copel have short and long-term energy purchase and sale agreements entered into with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of the transactions and of the commitments are eliminated between themselves when preparing the consolidated financial statements of the Company.

In addition, Copel GeT has energy purchase commitments with Dona Francisca, in the amount of R$75,937 (R$63,899 as of December 31, 2021), and Copel COM has energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$30,443 (R$31,309 as of December 31, 2021).

With regard to the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

36.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 21 and 22.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,339 (R$4,339 as of December 31, 2021) and made by Copel COM, in the amount of R$296,553 (R$192,707 as of December 31, 2021).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

	Company	Operation	Final maturity	Amount approved	Balance (a)	Interest %	Amount guarantees
(1)	Caiuá Transmissora (b)	Financing BNDES	02.15.2029	84,600	32,885	49.0	5,956
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	91,687	49.0	44,927
(3)		Financing	09.15.2032	426,834	387,304		(c)
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	309,321	49.0	151,567
(5)		Debentures	12.15.2030	118,000	132,247		64,801
(6)	Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	351,652	49.0	(c)
(7)		Debentures (2nd)	06.15.2029	180,000	230,493		(c)
(8)		Debentures (3rd)	12.15.2038	135,000	148,819		(d)
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	57,342	49.0	(c)
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	212,541	50.1	106,483
(11)		Debentures (3rd)	11.15.2041	1,500,000	1,575,209		789,180
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	433,660	24.5	(c)
(13)		Debentures	03.15.2028	120,000	100,538		24,632
							1,187,546

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution
(c) For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.

(d) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Letter of guarantee, provided by Copel GeT: (1)

Corporate guarantee provided by Copel: (2) (4) (5) (6) (10) (11) (13)

Operation guarantee: pledge of shares held by Copel Get in the ventures.

37. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in this interim financial information, are as follows:

Consolidated	03.31.2022	12.31.2021
Energy purchase and transportation contracts	133,369,321	132,307,398
Additions to property, plant and equipment		
Construction of Jandaíra wind farm complex	119,145	147,682
Acquisition of assets for electricity distribution	1,401,504	1,374,177
Gas purchase contracts	1,841,767	1,841,767

38. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.30.2022	2,250,207
Operational risks - Cutia and Bento Miguel	03.29.2023	2,196,012
Named perils	08.24.2022	2,089,718
Operational risks - HPP Colíder	12.01.2022	1,892,320
Operational risks - HPP Governador Jayme Canet Junior	01.22.2023	1,594,472
Fire - owned and rented facilities	08.24.2022	878,937
Operational risks - Brisa Potiguar	06.27.2022	743,616
Operational risks - Elejor	03.11.2023	728,426
Operational risks - UEG Araucária (a)	11.30.2022	593,561
Operational risks - São Bento	06.27.2022	510,557

(a) The insured amount of operational risks - UEG Araucária have been translated from USD into BRL, with the current rate R$4,7378 as of March 31, 2022.

In addition to the insurance policies listed above, the Company take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

39. Additional information to the Statement of Cash Flows

39.1 Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 10.1 and 10.2) and acquisitions of Property, plant and equipment (shown in Note 17.2), R$194,224 (R$110,693 as of March 31, 2021) and R$31,321 (R$10,611 as of March 31, 2021), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in Note 27, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$35,819 (R$85,488 as of March 31, 2021), which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

40. Discontinued operations

On August 3, 2021, the Company concluded the sale of 100% of the interest in Copel Telecomunicações S.A., with the receipt of the updated amount and the transfer of assets and liabilities and the direction of the business to the buyer, Bordeaux Fundo de Investimento em Participações Multistrategy.

In 2021, income, costs and expenses as well as cash flow changes resulting from these assets and liabilities were presented on separate lines, as a discontinued operation, both in the Statement of Income and in the Statement of Cash Flows and in the Statement of Added Value, in compliance with the requirements of CPC 31/ IFRS 5.

41. Subsequent events

41.1 Water Shortage Account

On May 3, 2022, Aneel Dispatch No. 1,177 fixed the amounts of the Water Shortage Account resources to be transferred to electric energy distribution concessionaires and permissionaires, referring to the amounts of resources requested in the Acceptance Term to the provisions of Decree No. 10,939/2022. On May 9, 2022, Copel DIS received the amount of R$145,844, carrying out the write-off of the sectorial financial asset, equal to the amount, as provided for in Aneel Normative Resolution No. 1008/2022

COMMENTS ON PERFORMANCE

As of March 31, 2022

All amounts expressed in thousands of Brazilian reais

1 Distribution Grid

Transformation Program (*Programa Transformação*) - The program is a large investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication network with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, reduction of costs with operation and maintenance (O&M) and commercial services and improvement in the control of DEC (System Average Interruption Duration Index - SAIDI) and FEC (Customer Average Interruption Duration Index – CAIDI) indicators. The program consists of 3 pillar projects to achieve the objectives:

• *Paraná Trifásico*: represents the improvement and renewal of rural distribution grid in the Company concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. By the end of March 2022, 130,000 rural customers had already benefited, along 7,912 km of lines.

• Smart Grid: implement a private communication network with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of March 2022, 330,000 smart meters had been installed.

• *Confiabilidade Total*: aims to ensure modernity in the operations of the energy system based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing equipment.

The Transformation Program comprises the construction of approximately 25,000 km of new lines, 15,000 new automated points and the implementation of smart grid technology in the State of Paraná.

Compact and Protected Grid - Copel Distribuição S.A. has been implementing compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of March 2022, the extension of the installed compact and protected grid was 19,206 km compared to 14,960 km in March 2021, representing an increase of 4,246 km, or 28.38%, in twelve months.

Isolated Secondary Grid - Copel Distribuição also invests in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the DEC and FEC indicators, hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of March 2022, the extension of installed isolated secondary distribution grid was 21,119 km, compared to 20,140 km in March 2021, representing an increase of 979 km, or 4.86%, in twelve months.

2 Energy Market

Market behavior - The power generation of Copel Geração e Transmissão S.A. and its wind farms in 1Q22 was 3,626 GWh, against 5,422 GWh in 1Q21. This reduction is due to excess flow in reservoirs in the Southeast Region, which were able to meet much of the demand in the South Region through the Energy Reallocation Mechanism – MRE, without losses for Copel and allowing the recovery of reservoirs in the South Region. There was also a slight reduction in the energy generated by the wind farms of Copel, due to the effects of La Niña in the Northeast region of the country. Below is the energy flow of the Copel group in 2022:

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Energy Flow (GWh) — **January through March 2022**

Source	GWh	%
Own generation	3,626	26.0%
Energy received	10,309	74.0%
CCEAR	3,080	
Itaipu	1,300	
Dona Francisca	33	
CCEE (MCP)	-	
Angra	229	
CCGF	1,484	
MRE	1,549	
Elejor	-	
Proinfa	99	
Other[1]	2,535	

Availability
13,935

Destination	GWh	%
Captive Market	5,319	38.2%
Concessionaires[2]	23	0.2%
Electricity sales to distributor CCEE[3]	42	0.3%
Assignment MCSD EN[4]	52	0.4%
CCEE (MVE)	173	1.2%
Free Customers	2,922	21.0%
Energy Supplied	4,968	35.7%
Bilateral Agreements	3,290	
CCEAR	885	
CER	229	
CCEE(MCP)	312	
MRE	255	
Losses and differences[5]	436	3.1%
Basic Network Losses	181	
Distribution Losses	378	
Allocation of contracts in the GC	82	
Wind Farms differences	(205)	

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição.
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year.
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR.
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effects of Distributed Mini and Microgeneration (MMGD).
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Energy sale - The following table shows the total energy sales of Copel, broken down between Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

			GWh
	jan - mar 2022	jan - mar 2021	Variation
Copel Distribuição			
Captive Market[1]	5,319	5,051	5.3%
Residential	2,267	2,108	7.5%
Industrial	516	560	-7.9%
Commercial	1,207	1,101	9.6%
Rural	712	689	3.3%
Other	618	593	4.2%
Concessionaries and Licensees	23	20	15.0%
CCEE (Cessões MCSD EN)	52	174	-70.1%
CCEE (MVE)	173	102	69.6%
CCEE (MCP)	120	126	-4.8%
Total Copel Distribuição	**5,686**	**5,473**	**3.9%**
Copel Geração e Transmissão			
CCEAR (Copel Distribuição)	31	31	0.0%
CCEAR (other concessionaries)	567	588	-3.6%
Free Customers	-	328	-100.0%
Bilateral Agreements (Copel Comercialização)	3,692	3,314	11.4%
Bilateral Agreements[2]	150	194	-22.7%
CCEE (MCP)[3]	54	-	-
Total Copel Geração e Transmissão	**4,495**	**4,455**	**0.9%**
Wind Farms Complex			
CCEAR (Copel DIS)	8	8	0.0%
CCEAR (other concessionaries)	318	318	0.0%
CER	226	226	0.0%
Bilateral Agreements (Copel Comercialização)	79	-	-
Bilateral Agreements[2]	102	-	-
CCEE (MCP)[3]	72	106	-32.1%
Total Wind Farms Complex	**805**	**658**	**22.3%**
Copel Comercialização			
Free Customers	2,922	1,967	48.6%
Bilateral Agreements (between Copel Companies)	97	311	-68.8%
Bilateral Agreements[2]	3,080	2,885	6.8%
CCEE (MCP)[3]	65	36	80.6%
Total Copel Comercialização	**6,165**	**5,199**	**18.6%**
Total	**17,151**	**15,785**	**8.7%**

Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.

[1] For the billed market, the Compensated Energy from Distributed Mini and Microgeneration (MMGD) is discounted, in the amounts of 274GWh for 1Q22 and 139GWh for 1Q21.

[2] Includes Short Term Sales Agreements. .

[3] Does not consider negative amounts.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Spot Market / CER: Agreements Reserve Energy.

Copel Distribuição Grid market (TUSD): Copel Distribuição Grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all of the free customers existing in its concession area, grew by 5.8% in energy consumption in first quarter of 2022 compared to the same period of the previous year. Considering the offset energy effects on the Distributed Mini and Microgeneration - MMGD, which increased from 136 GWh in 1Q21 to 274 GWh in 1Q22, an increase of 101.7%, the growth of the grid market registered a variation of 4.2% between the periods, already computed the Availability Cost[1] verified for the Distributed Generation market. These results are mainly due to, of energy consumed by the classes: i) commercial with an increase of 12.0%, largely impacted by the resumption of economic activity from the easing of restrictive measures to social mobility to prevent coronavirus, with an impact on the growth in consumption of retail activities in 11.6%, representing 32.2% of consumption in the class, wholesale trade, except automotive vehicles and motorcycles, at 6.6%, representing 13.9% of consumption in the class, and food in 15 .2%, representing 6.2% of the class's consumption, as well as the 2.1% growth in the class's customer base; ii) residential with an increase of 7.5% due to the increase in average consumption of 5.1%, reflecting the higher temperature recorded in 1Q22, an average maximum of 29.4°C compared to 1Q21, versus an average maximum of 27.9°C in 1Q20 and the 2.3% growth in the number of consumers and iii) industrial, with an increase of 2.2% due to the 6.4% growth in consumption in the food products manufacturing sectors, representing 36.3% of the class consumption, wood products manufacturing at 5.1%, representing 9.0% of class consumption, and partially offset by the 10.3% reduction in consumption in the pulp and paper sector, which represents 11 .6% of the class.

Copel Distribuição Captive market: Energy sales to the captive market by Copel Distribuição totaled 5.319 GWh in 1Q22, increase of 5.3% compared to the same period of the previous year. The reasons that contributed to this are: i) commercial class increased by 9.6% due to the growth of the customer base and the resumption of economic activity with greater flexibility of restrictions to combat the pandemic, given the reduction of serious cases of Covid-19; ii) residential class increased by 7.5%, reflecting the growth in the customer base and the increase in average temperatures in the period; iii) other classes had an increase of 4.3%, mainly for public education with the return of classroom teaching activities in 2022. It is also worth noting that the Public Power class obtained its first customer migration to the free market in this quarter. On the other hand, energy sold in the captive market dropped 8.0% in the industrial class, mainly affected by the 1.1% reduction in the customer base and the growth in the migration of customers to the free energy market.

Number of consumers - The number of final customers (Copel Distribuição captive customers and free customers supplied by Copel GeT, Copel Comercialização and other suppliers within concession area of Copel Distribuição) billed in March 2022 was 4,952,204, representing a growth of 1.7% compared to the same period of de last year.

---

[1] The availability cost represents the minimum amount charged for the availability of the electrical network and is referenced in the standard of the consumer unit: single-phase equivalent to 30 kWh, two-phase equivalent to 50 kWh and three-phase equivalent to 100 kWh (Normative Resolution Aneel 1000/2021, art. 291).

Segment	mar 2022	mar 2021	Variation
Residential	4,064,683	3,972,255	2.3%
Industrial	70,230	71,020	-1.1%
Commercial	423,646	415,231	2.0%
Rural	338,366	347,169	-2.5%
Others	52,878	60,298	-12.3%
Total Captive Market	**4,949,803**	**4,865,973**	**1.7%**
Grid Supply (a)	7	7	0.0%
Free Customers (b)	2,394	2,013	18.9%
Total geral	**4,952,204**	**4,867,993**	**1.7%**

(a) Total grid supply in the captive market (concessionaires and licensees) and free.

(b) All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

3 Management

Headcount

Employees	mar 2022	mar 2021
Copel and subsidiaries		
Copel Holding	89	97
Copel Geração e Transmissão	1,528	1,522
Copel Distribuição	4,323	4,610
Copel Telecomunicações	-	354
Copel Comercialização	49	42
	5,989	**6,625**
Subsidiaries with non-controlling interests		
Compagás	133	142
Elejor	7	7
UEG Araucária	15	15
	155	**164**

4 Capital Market

In 2022 on [B]3, ON shares (CPLE3) were present in 100% of the trading sessions, closing the period at R$6.80, with a positive variation of 11.11%; PNB shares (CPLE6) were present in 100% of the trading sessions, closing the period at R$7.56, with a positive variation of 17.39%. In the same period, the IBOVESPA had a positive variation of 14.48%. The UNITs (CPLE11) were present in 100% of the trading sessions, closing the period at R$37.30, with a positive variation of 16.56%. On the New York Stock Exchange (NYSE), the UNITs (ELP) were present in 100% of the trading sessions, closing the period at US$7.82, with a positive variation of 38.90%. The DOW JONES index had a negative variation of 4.57% in the period. On LATIBEX (Latin American Securities Market in Euros), linked to the Madrid Stock Exchange, PNB shares, traded under the code XCOP, were present in 53% of the trading sessions, closing the period at €1.46, with a variation positive of 44.45%. In the same period, the LATIBEX All Shares index had a positive variation of 32.65%. Units, under the code XCOPU, were present in 5% of the trading sessions, closing the period at €6.30, with a positive variation of 41.26%.

The following table summarizes the behavior of Copel shares in the first three months of 2022:

Stock Performance	ON		PNB		UNIT	
(Jan - Mar 2022)	Total	Daily average	Total	Daily average	Total	Daily average
B3					(*) Trading session from 04/26/2021	
Number of Trades	172,725	2,786	1,132,957	18,274	196,121	3,163
Volume Traded	75,929,800	1,224,674	759,297,600	12,246,735	28,917,900	466,418
Trading Value (R$ thousand)	473,150	7,631	5,341,824	86,158	993,307	16,021
Presence in Trading Sessions	62	100%	62	100%	62	100%
Nyse					(*) Trading session from 04/28/2021	
Volume Traded	-	-	-	-	59,716,622	963,171
Trading Value (US$ thousand)	-	-	-	-	401,383	6,474
Presence in Trading Sessions	-	-	-	-	62	100%
Latibex					(*) Trading session from 04/26/2021	
Volume Traded	-	-	233,925	6,880	829	276
Trading Value (€ thousand)	-	-	289	8	5	2
Presence in Trading Sessions	-	-	34	53%	3	5%

5 Tariffs

Retail Tariffs

Average Retail Tariffs (a) - R$/MWh	mar 2022	mar 2021	Variation
Industrial	533.92	497.28	7.4%
Residential	535.12	485.83	10.1%
Commercial	634.04	577.18	9.9%
Rural	590.01	500.75	17.8%
Other	405.30	356.05	13.8%
Average Tariff for Electricity and Use of the Grid (R$/MWh)	**592.33**	**538.08**	**10.1%**
Average Demand Tariff (R$/kW)	**29.70**	**26.52**	**12.0%**

(a) Without ICMS and Pis/Cofins. Does not consider tariff flags.

Purchase tariffs

Electricity Purchase Tariffs* - R$/MWh	mar 2022	mar 2021	Variation
Itaipu (a)	264.37	329.91	-19.9%
Auction 2010 - H30	259.53	240.18	8.1%
Auction 2010 - T15 (b)	405.65	108.99	272.2%
Auction 2011 - H30	267.57	247.62	8.1%
Auction 2011 - T15 (b)	207.78	435.20	-52.3%
Auction 2012 - T15 (b)	161.44	160.17	0.8%
Auction 2016 - T20 (b)	207.68	187.54	10.7%
Angra	335.41	225.84	48.5%
Contract of physical guarantee quotas - CCGF (c)	114.83	105.64	8.7%
Santo Antonio	166.05	153.67	8.1%
Jirau	146.11	135.21	8.1%
Other Auctions (d)	208.53	228.28	-8.7%
Average	**198.43**	**205.47**	**-3.4%**

(a) Furnas transport charge not included.
(b) Auction average price according to bilateral payment to sellers. Does not include contracting effects accounted for by CCEE.
(c) Contract of physical guarantee quotas of the HPP that had their concessions extended under the terms of Law 12.783/13.
(d) Products average price. Proinfa not included.

* The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel, approved on March 28, 2016.

Supply tariffs

Electricity Supply Tariffs - R$/MWh	mar 2022	mar 2021	Variation
Auction - CCEAR 2011-2040	252.48	233.73	8.0%
Auction - CCEAR 2013-2042	275.87	253.90	8.7%
Auction - CCEAR 2015 - 2044	192.29	178.30	7.8%
Auction - CCEAR 2018 - 2048	202.37	186.70	8.4%
Concession holders in the State of Paraná	235.12	217.59	8.1%

(a) With PIS/COFINS. Net of ICMS.

6 Economic and financial results

Revenues (Note 31)

Until March 2022, net operating revenues were R$5,587,749, 12.1% higher than the R$4,985,793, recorded in the same period in 2021.

This variation was mainly due to the following facts:

a) 21.9% increase in revenue from Electricity sales to final customers, mainly due to the effects of the readjustment of the Energy Tariff of Copel DIS of 11.32% perceived by the consumer as of June 24, 2021, and the increase of 13.3% in the number of Copel Comercialização clients;

b) 13.1% decrease in revenue from Electricity sales to distributors, mainly due to the lower dispatch of TPP Araucária due to the improvement in hydrological conditions and the lower average PLD of R$58.11 until

March 2022, 66% lower to the average PLD of R$171.68 for the same period of the previous year, offset by the 6.8% growth in the volume of energy sold under bilateral contracts with Copel Comercialização and the start-up of SHP Bela Vista and the Vilas Wind Complex.

c) 12.3% increase in revenue from Use of the main distribution and transmission grid, mainly due to: (i) the result of higher remuneration on energy transmission contracts compared to the same period of the previous year, due to the increase in contractual indexes (IGPM and IPCA) applied on the asset balance, which was also added with new works and (ii) the increase in revenue of Copel DIS resulting from the effects of the 8.73% Usage Tariff readjustment and the resumption of growth in the wire market, which presented an increase of 5.8% until March 2022 compared to the accumulated until March 2021;

d) increase of 30.1% in construction revenue, mainly due to higher investments in the energy distribution segment;

e) 72.8% increase in piped gas distribution revenues due, basically due to the applied tariff adjustments;

f) 71.8% increase in other operating income mainly due to the 53.9% increase in revenue from leases and rental of equipment and structures.

Operating Costs and Expenses (Note 32)

Total operating costs and expenses reached R$4,530,050 until March 2022, 12.6% higher than the R$4,026,307 recorded in the same period in 2021. The main highlights were:

a) 15.0% increase in Electricity purchased for resale mainly due to mainly due to the increase in bilateral contracts to cover the higher volume of energy sold by Copel Comercialização and in the purchase of micro and mini generators, offsetting the lower dollar variation on purchases from Itaipu;

b) 38.3% increase in Charges for the use of the electricity network, mainly due to the higher amount of System Services Charges (ESS) due to higher thermal dispatch outside the order of merit;

c) 8.7% decrease in compensation for Personnel and Management, mainly due to improvement in efficiency and the decrease in provisions for performance and profit sharing and the reversal of values from the voluntary retirement program;

d) 73.3% decrease in materials and supplies for power electricity due to lower dispatch from TPP Araucária as a result of improved hydrological conditions;

e) 97.3% increase in natural gas and supplies for gas business due to the acquisition of natural gas at a higher cost as a result of exchange rate variations and the price of oil;

f) 75.8% increase in Credit losses, provisions and reversals arising from the increase in the provision for legal claims and expected credit losses;

g) 27.7% increase in construction costs, mainly due to higher investments in the energy distribution segment.

Equity in earnings of investees

The equity in earnings of investees until March 2022 was 30.0% higher compared to the same period of 2021, mainly due to the positive result of the equity pickup in the joint ventures of electric power transmission, mainly due to the higher monetary restatement on contract assets.

Financial Results (Note 33)

The reduction of R$194.095 in the financial results, compared to the same period in 2021 is mainly due to the amount of interest and monetary variation of CRC recorded only in 2021 and non-recurring in 2022, given that the balance was settled in August 2021, added to the higher expense of monetary and exchange variation and debt charges in 2022, partially offset by the increase in return on financial investments.

Net income

Net income for the period was R$669,791, 15.8% lower than the R$795,174 for the same period of the previous year, mainly due the higher financial expense in the period and the increase in depreciation and amortization resulting from the new assets.

EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of Circular Letter/CVM/SNC/SEP 01/2007 and CVM Instruction 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

Consolidated	03.31.2022	03.31.2021	Variation	12.31.2021
Ebitda Calculation				
Net income from continuing operations	669,791	759,239	-11.78%	3,859,045
Net income from discontinued operations	-	35,935	-100.00%	1,189,557
Deferred IRPJ and CSLL from continuing operations	13,613	(14,256)	-195.49%	790,406
Deferred IRPJ and CSLL from discontinued operations	-	(2,224)	-100.00%	128,353
Provision for IRPJ and CSLL from continuing operations	273,849	282,105	-2.93%	469,226
Provision for IRPJ and CSLL from discontinued operations	-	9,169	-100.00%	526,830
Financial income (expenses), net from continuing operations	213,227	19,132	1014.50%	327,361
Financial income (expenses), net from discontinued operations	-	13,210	-100.00%	25,748
Ebit	**1,170,480**	**1,102,310**	**6.18%**	**7,316,526**
Depreciation and amortization from continuing operations	320,378	256,976	24.67%	1,082,539
Depreciation and amortization from discontinued operations	-	11,306	-100.00%	1,893
Ebitda	**1,490,858**	**1,370,592**	**8.77%**	**8,400,958**
Attributed to controlling shareholders	1,457,343	1,328,935	9.66%	8,208,907
Attributed to non-controlling interest	33,515	41,657	-19.55%	192,051
Ebitda Margin Calculation				
Ebitda	1,490,858	1,370,592	8.77%	8,400,958
Net operating revenues - ROL	5,587,749	4,985,793	12.07%	23,984,287
Ebitda Margin% (Ebitda ÷ ROL)	**26.7%**	**27.5%**	**-2.9%**	**35.0%**

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS	
Chairman	MARCEL MARTINS MALCZEWSKI
Members	ANDRIEI JOSÉ BEBER
	CARLOS BIEDERMANN
	DANIEL PIMENTEL SLAVIERO
	FAUSTO AUGUSTO DE SOUZA
	GUSTAVO BONINI GUEDES
	LEILA ABRAHAM LORIA
	MARCO ANTÔNIO BARBOSA CÂNDIDO
	MARCO ANTONIO BOLOGNA
STATUTORY AUDIT COMMITTEE	
Chairman	MARCO ANTÔNIO BARBOSA CÂNDIDO
Members	CARLOS BIEDERMANN
	LUIZ CLAUDIO MAIA VIEIRA
SUPERVISORY BOARD	
Chairman	DEMETRIUS NICHELE MACEI
Sitting Members	HARRY FRANÇÓIA JÚNIOR
	JOSÉ PAULO DA SILVA FILHO
	EDUARDO BADYR DONNI
	RAPHAEL MANHÃES MARTINS
Deputy Members	ROBERTO ZANINELLI COVELO TIZON
	CRISTIANE DO AMARAL MENDONÇA
	ESTEVÃO DE ALMEIDA ACCIOLY
	OTAMIR CESAR MARTINS
	VERÔNICA PEIXOTO COELHO
EXECUTIVE BOARD	
Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Chief Business Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE MOURA
Chief Business Development Officer	CASSIO SANTANA DA SILVA
Chief Legal and Institutional Relations Officer	EDUARDO VIEIRA DE SOUZA BARBOSA
Chief Governance, Risk and Compliance Officer	VICENTE LOIÁCONO NETO
Assistant Officer	DAVID CAMPOS
ACCOUNTANT	
CRC-PR-043819/O-0	RONALDO BOSCO SOARES
Information about this report:	
Investor relations:	Phone: +55 (41) 3222-2027
	ri@copel.com

Deloitte.

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel – 18° andar
80250-000 - Curitiba - PR
Brasil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Management and Shareholders of
Companhia Paranaense de Energia - COPEL

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL ("Company"), included in the Quarterly Information Form - ITR for the quarter ended March 31, 2022, which comprises the statement of financial position as of March 31, 2022, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Quarterly Information – ITR, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added - DVA for the three-month period ended March 31, 2022, prepared under the responsibility of the Company's Management and disclosed as supplemental information for international standard IAS 34 purposes. These statements were subject to review procedures performed together with the review of the Quarterly Information - ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that such statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in technical pronouncement CPC 09 and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information have been translated into English for the convenience of readers outside Brazil.

Curitiba, May 11, 2022

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Jonas Dal Ponte
Engagement Partner

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUPERVISORY BOARD'S OPINION ON THE INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF YEAR 2022

The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, within their legal and statutory attributions and responsibilities, reviewed the Interim Financial Statements for the 1st quarter of 2022, approved by the Company's Board of Directors at a meeting held on this date. The drafts were received and analyzed individually by the directors in advance of the meeting and discussed in advance with the Management and the independent auditors. Based on the work carried out during the quarter, the analyzes carried out, the monitoring of the discussions on internal controls and the clarifications provided by Management and by the independent auditors, also considering the "Report on the Review of Individual and Consolidated Interim Financial Information Regarding the Three Months Period Ending March 31, 2022", of the independent auditor, Deloitte Touche Tohmatsu Auditores Independentes Ltda., issued without reservations, the Supervisory Board members record that they were not aware of any fact or evidence that is not reflected in the Interim Financial Statements for the quarter ended March 31, 2022 and believe that such statements may be disclosed.

Curitiba, May 11, 2022

DEMETRIUS NICHELE MACEI
Presidente

EDUARDO BADYR DONNI

HARRY FRANÇÓIA JÚNIOR

JOSÉ PAULO DA SILVA FILHO

RAPHAEL MANHÃES MARTINS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, mixed capital corporation, with registered office at Rua Coronel Dulcídio, 800, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ/MF) No. 76.483.817/0001-20, for the purpose of the provisions of CVM Instruction 480/2009, state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes Ltda. related to the interim financial statements of Copel for the period ended March 31, 2022; and

(ii) We have reviewed and discussed and agree with the interim financial statements of Copel for the period ended March 31, 2022.

In witness whereof, we sign this document.

Curitiba, May 11, 2022

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Business Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer